Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of November 3, 2016

among

LATTICE SEMICONDUCTOR CORPORATION,

CANYON BRIDGE ACQUISITION COMPANY, INC.

and

CANYON BRIDGE MERGER SUB, INC.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

EXHIBITS

Exhibit A       Form of Certificate of Incorporation

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 3, 2016, is entered into among Lattice Semiconductor Corporation, a Delaware corporation (the “Company”), Canyon Bridge Acquisition Company, Inc., a Delaware corporation (“Parent”), and Canyon Bridge Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub” and, collectively with the Company and Parent, the “Parties”).

RECITALS

A. The Parties intend to effect a merger (the “Merger”) of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”).

B. The board of directors of the Company (the “Company Board”) has unanimously (1) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (2) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and the other transactions contemplated hereby, and (3) resolved to recommend that the stockholders of the Company adopt this Agreement on the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Parent has unanimously approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

E. The board of directors of Merger Sub has unanimously (1) determined that the Merger is fair to and in the best interests of Merger Sub and Parent, its sole stockholder, (2) adopted resolutions approving and declaring the advisability of this Agreement and the Merger and other transactions contemplated hereby, and (3) resolved to recommend that Parent, as the sole stockholder of Merger Sub, adopt this Agreement on the terms and subject to the conditions set forth in this Agreement.

F. Concurrently with the execution and delivery of this Agreement, Canyon Bridge Fund I, LP, a Delaware limited partnership (the “Equity Investor”), has entered into an equity financing commitment letter in favor of Parent (such letter, together with all exhibits, annexes, schedules and attachments thereto, in each case as amended or otherwise modified in accordance with this Agreement, “Equity Commitment Letter”), pursuant to which, subject to the terms and conditions contained therein, the Equity Investor has committed to invest in Parent the amounts set forth therein.

G. Concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent, the Company and the Escrow Agent have executed and delivered an escrow agreement (the “Escrow Agreement”), pursuant to which Parent has deposited an amount equal to the Parent Termination Fee with the Escrow Agent.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02 Closing. Subject to the provisions of ARTICLE VII, the closing (the “Closing”) of the Merger (a) will take place at 12:00 p.m., Pacific Time, at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California, as soon as practicable (but in no event later than five Business Days after all of the conditions set forth in ARTICLE VII (other than conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or, to the extent permitted by Law, waived by the Party entitled to the benefit of the same, or (b) will occur at such other place, time and date as will be agreed in writing between the Company and Parent (the date upon which the Closing occurs, the “Closing Date”).

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”).

Section 1.04 Effect. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 1.05 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Company Charter will, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as set forth in Exhibit A and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws will be amended and restated in their entirety to be the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Lattice Semiconductor Corporation” and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.06 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Unless Parent, in its sole discretion, determines otherwise, the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECTS OF THE MERGER

Section 2.01 Effect on Capital Stock . At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Shares or shares of common stock of Merger Sub:

(a) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Shares”) that is held by the Company as treasury stock and each Share that is owned by a Company Subsidiary, Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will be converted into the right to receive $8.30 in cash (the “Merger Consideration”). All such Shares, when so converted, will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented such Shares (“Certificates”) and each holder of such Shares outstanding immediately prior to the Effective Time that are not represented by Certificates (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such Shares except the right to receive the Merger Consideration, to be paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.02(b) (or in the case of a lost, stolen or destroyed Certificate, Section 2.02(h)). As and to the extent provided in Section 2.06, the right of any holder of Shares to receive the Merger Consideration will be subject to and reduced by the amount of any withholding under applicable Tax Law.

(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of common stock of Merger Sub will be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.02 Payment of Merger Consideration; Surrender of Shares.

(a) Paying Agent. Prior to the Effective Time, Parent will appoint a U.S.-based bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the purpose of exchanging Shares for the Merger Consideration. At or prior to the Effective Time, (i) in accordance with Section 6.14, Parent and the Company will cause the Escrow Agent to release all funds held in the Escrow Account to the Paying Agent, for the benefit of the holders of Shares, and (ii) Parent will deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient, after taking into account the amount deposited with the Paying Agent pursuant to Section 2.02(a)(i), to pay the aggregate Merger Consideration required to be delivered pursuant to Section 2.01(b). All such cash deposited with the Paying Agent (including cash from the Escrow Fund deposited with the Paying Agent pursuant to Section 6.14) is hereinafter referred to as the “Payment Fund”. Any portion of the Merger Consideration made available to the Paying Agent pursuant to this Section 2.02(a) to pay for Shares for which appraisal rights have been perfected as described in Section 2.03 shall be returned to the Surviving Corporation upon demand; provided that the Parties acknowledge that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required under this Section 2.02 or otherwise to deposit with the Paying Agent any cash to pay Merger Consideration with respect to Shares as to which its holder has purported to deliver a notice or demand of appraisal that has not been withdrawn prior to the Closing Date.

(b) Payment Procedures. As promptly as practicable after the Effective Time, Parent will cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(b): (i) a letter of transmittal in customary form (including a provision confirming that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) reasonably acceptable to Parent and the Company; and (ii) instructions for use in effecting the surrender of such holder’s Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect thereof pursuant to such letter of transmittal. Exchange of any Book-Entry Shares will be effected in accordance with the Paying Agent’s customary procedures with respect to securities represented by book entry. Upon surrender of a Certificate or Book-Entry Share to the Paying Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent, the holder of such Shares will be entitled to receive in exchange for such properly surrendered Shares an amount in cash equal to the product of (i) the number of Shares represented by such holder’s properly surrendered Certificates or Book-Entry Shares and (ii) the Merger Consideration. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(c) No Further Ownership Rights in Shares. Until surrendered as contemplated by this Section 2.02, each Share represented by a Certificate and each Book-Entry Share (other than Dissenting Shares and Excluded Shares) shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof pursuant to this Article II, without any interest thereon, and subject to deduction for any required deduction for withholding Taxes pursuant to Section 2.06. All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

(d) Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other income received with respect thereto) that remains undistributed to the holders of Shares after the one year anniversary of the Closing Date will be delivered to Parent and any holder of Shares who has not theretofore complied with this Article II will thereafter look only to Parent for payment of its claim for Merger Consideration, without any interest thereon and subject to Tax or other applicable Law.

(f) No Liability. None of the Surviving Corporation, Parent, Merger Sub, the Paying Agent or any other Person will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Payment Fund. The Payment Fund will be invested by the Paying Agent as directed by Parent; provided, however, that any such investments shall be in (i) short-term obligations of the United States (or any instrumentality or agency thereof) with maturities of no more than 30 days or guaranteed by the United States (or any instrumentality or agency thereof) and backed by the full faith and credit of the United States, (ii) commercial paper obligations rated A1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, with maturities of no more than six months, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $2.0 billion (based on the most recent financial statements of such bank that are then publicly available) with maturities of no more than six months. No gain or loss thereon will affect the amounts payable to the holders of Shares following completion of the Merger pursuant to this Agreement. Any and all interest and other income earned on the Payment Fund will promptly be paid to Parent or an Affiliate of Parent as directed by Parent. No investment of the Payment Fund shall relieve Parent or the Paying Agent from promptly making the payments required by this Article II, and following any losses from any such investment that diminishes the Payment Fund below the level required for the Paying Agent to make the payments required to be made by it pursuant to this Article II, Parent shall promptly provide or cause to be provided additional cash funds to the Paying Agent for the benefit of the Company’s stockholders at the Effective Time in the amount necessary to ensure the Payment Fund is sufficient for the Paying Agent to make the payments contemplated to be made by it pursuant to this Article II, which additional funds will be deemed to be part of the Payment Fund.

(h) Lost or Destroyed Certificates. In the event any Certificate is lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration, except that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.03 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.01(b). The Company will notify Parent as promptly as reasonably practicable of any written demands for appraisal of any Shares, withdrawals of such demands and any other written instruments received by the Company pursuant to Section 262 of the DGCL, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

Section 2.04 Company Stock Plans.

(a) Vested In-the-Money Stock Options. At the Effective Time, each option to purchase Shares (each, a “Company Stock Option”) granted under any Company Stock Plan with an exercise price per Share less than the Merger Consideration (an “In-the-Money Company Stock Option”) that is vested (after taking into account (i) the measurement of any corporate performance goals that are required to be measured at or prior to the Effective Time under the terms of such outstanding In-the-Money Company Stock Options as set forth in Section 2.04(a) of the Company Disclosure Letter, and (ii) any accelerated vesting that is required to occur at or prior to the Effective Time under the terms of such outstanding In-the-Money Company Stock

Option) and outstanding immediately prior to the Effective Time (such vested outstanding In-the-Money Company Stock Options, the “Vested Company Options”) shall, automatically and without any action on the part of the holder of such Vested Company Option, be canceled and converted into the right of such holder to receive from the Surviving Corporation an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such Vested Company Option and (ii) the number of Shares subject to such Vested Company Option.

(b) Unvested In-the-Money Stock Options. At the Effective Time, each outstanding In-the-Money Company Stock Option that is not a Vested Company Option shall, automatically and without any action on the part of the holder of such In-the-Money Company Stock Option, be canceled and converted into the right of the holder to receive from the Surviving Corporation an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such unvested and outstanding In-the-Money Company Stock Option and (ii) the number of Shares subject to such unvested and outstanding In-the-Money Company Stock Option, which cash amount will be payable by the Surviving Corporation subject to and in accordance with the vesting schedule applicable to such unvested In-the-Money Company Stock Option as in effect immediately prior to the Effective Time.

(c) Other Company Stock Options. All Company Stock Options which are not In-the-Money Company Stock Options and any other Company Stock Options that are not granted under any Company Stock Plan shall be canceled as of immediately prior to the Effective Time in exchange for no consideration.

(d) Company RSUs. At the Effective Time, each award of restricted stock units (each, a “Company RSU”) granted under any Company Stock Plan that is outstanding and unvested (after taking into account any accelerated vesting that is required to occur at or prior to the Effective Time under the terms of such Company RSU) as of immediately prior to the Effective Time (such unvested Company RSU, an “Unvested RSU”) shall, automatically and without any action on the part of any holder of such Unvested RSU, be canceled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Merger Consideration and (ii) the number of Shares that remain subject to such Unvested RSU, which cash amount will vest and become payable by the Surviving Corporation subject to and in accordance with the vesting schedule and issuance or delivery schedule applicable to such Unvested RSU as in effect immediately prior to the Effective Time. Each Company RSU granted under a Company Stock Plan that is outstanding and vested (after taking into account any accelerated vesting that is required to occur at or prior to the Effective Time under the terms of such Company RSU) as of immediately prior to the Effective Time (such vested Company RSU, a “Vested RSU”) shall, automatically and without any action on the part of any holder of such Vested RSU, be canceled and converted into the right to receive from the Surviving Corporation an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Merger Consideration and (ii) the number of Shares that remain subject to such Vested RSU, which cash amount will become payable by the Surviving Corporation subject to and in accordance with the issuance or delivery schedule applicable to such Vested RSU as in effect immediately prior to the Effective Time.

(e) Payments. To the extent necessary, Parent shall provide to the Surviving Corporation all funds necessary to fulfill the obligations (i) under Section 2.04(a) no later than the Effective Time and (ii) under Section 2.04(b) and Section 2.04(d) on or as soon as reasonably practicable following the applicable vesting or issuance or delivery date. The Surviving Corporation shall pay or cause to be paid any amounts required to be paid pursuant to Section 2.04(a) as soon as administratively practicable, but no later than ten Business Days, following the Effective Time. All payments in respect of Company Stock Options and Company RSUs will be treated as a right to receive a series of separate payments and, accordingly, each such payment will be considered a separate and distinct payment for purposes of Section 409A of the Code (including for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)). All payments in respect of Company Stock Options and Company RSUs will, to the maximum extent permitted by Law, only be due and payable in accordance with Treasury Regulations Section 1.409A-3(i)(5)(iv)(A) or in a manner exempt from the requirements of Section 409A of the Code in reliance upon Treasury Regulations Section 1.409A-1(b)(4).

(f) Treatment of Company Stock Plans; Other Corporate Actions. The Company Board or a committee thereof shall adopt any resolutions and take any actions which are reasonably necessary to terminate the Company Stock Plans, effective as of, and contingent upon the occurrence of, the Effective Time. The Company shall take all actions necessary to ensure that, from and after the Effective Time, none of Parent or the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any Person pursuant to or in settlement of a Company Stock Option or Company RSU. Without liming the foregoing, the Company agrees to take any and all actions necessary to approve and effectuate the foregoing provisions of this Section 2.04, including making any determinations or resolutions of the Company Board or a committee thereof.

Section 2.05 Company Employee Stock Purchase Plan. With respect to the Company’s 2012 Employee Stock Purchase Plan (the “ESPP”), (a) no new offering period will commence after the date of this Agreement and, to the extent not already provided for under the terms of the ESPP as of the date of this Agreement, no Company Employees or other persons will be permitted to begin participating in the ESPP, and no participants will be permitted to increase elective deferrals in respect of the current offering period under the ESPP, in each case after the date of this Agreement, (b) any offering period under the ESPP that is in effect immediately prior to the date of this Agreement will terminate no later than five days prior to the Effective Time, and amounts credited to the accounts of participants will be used to purchase Shares in accordance with the terms of the ESPP, and (c) such Shares will be treated as other outstanding Shares in accordance with Section 2.01(b) of this Agreement. For the avoidance of doubt, each fractional Share held by any participant under the ESPP (if any) will be canceled and extinguished at the Effective Time, and be converted into the right to receive a commensurate fractional portion of the Merger Consideration, without interest, payable to the holder of each such fractional Share.

Section 2.06 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Law related to Taxes. If the Paying Agent, the Surviving

Corporation or Parent, as the case may be, so withholds amounts and remits such amounts to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.07 Adjustments. The Merger Consideration will be automatically adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date of this Agreement and prior to the Effective Time; provided, however, that nothing in this Section 2.07 will be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”), (b) as set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent from the wording of such disclosure that such disclosure applies to such representation or warranty, or (c) as set forth in the Company SEC Documents filed since March 2, 2016 but prior to the date of this Agreement (excluding all disclosures in any “Risk Factors” section and any disclosures included in any such Company SEC Documents that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization, Standing and Power.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

(b) The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available to Parent, prior to execution of this Agreement, true, correct and complete copies of the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the bylaws of the Company in effect as of the date of this Agreement (the “Company Bylaws”).

Section 3.02 Company Subsidiaries.

(a) Section 3.02(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the name and jurisdiction of organization of each of the Company’s Subsidiaries (the “Company Subsidiaries”). All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been validly issued and fully paid, are nonassessable, are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and, except as set forth on Section 3.02(a) of the Company Disclosure Letter, are owned by the Company, by another wholly owned Company Subsidiary, or by the Company and another wholly owned Company Subsidiary, free and clear of all Liens (except for restrictions imposed by applicable securities Laws).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite corporate power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, and (iii) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary. The Company has Made Available to Parent true, correct and complete copies of the certificates of incorporation and bylaws or other constituent governing documents, as amended to date, of each of the Company Subsidiaries.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries and except as otherwise set forth in Section 3.02(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

Section 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 Shares and 10,000,000 shares of preferred stock, each with par value $0.01 per share (the “Company Preferred Stock” and together with Shares, the “Company Capital Stock”). At the close of business on October 28, 2016, (i) 121,073,026 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, and (iv) 16,379,899 Shares were subject to issuance in respect of outstanding awards under the Company Stock Plans, including (A) 12,865,133 Shares issuable upon the exercise of outstanding Company Stock Options (assuming target level of performance for Company Stock Options with performance-based vesting conditions) and (B) 3,514,766 Shares subject to outstanding Company RSUs. Except as set forth in this Section 3.03(a), at the close of business on October 28, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. Since October 28, 2016, the Company has not issued any shares of its capital stock or other rights or securities exercisable, convertible into or exchangeable for shares in its capital, other than or pursuant to any equity awards (including any exercise or settlement thereof) or interests referred to above that were issued pursuant to the Company Stock Plans and that were outstanding on October 28, 2016 or that are equity awards (including any exercise or settlement thereof) permitted to be made under the Company Stock Plans after the date of this Agreement under the terms of this Agreement. No Company Subsidiary owns any Shares.

(b) Section 3.03(b) of the Company Disclosure Letter contains, as of October 28, 2016, a true, correct and complete list of each outstanding Company RSU and Company Stock Option, including the date of grant, the date of expiration, the number of Shares subject to such award, vesting schedule (including any rights to acceleration of vesting), the number of vested and unvested Shares, with respect to Company RSUs, whether the Company RSU is the subject of a deferral election or not otherwise exempt from Section 409A of the Code under Treasury Regulations Section 1.409A-1(b)(4), and with respect to Company Stock Options, the exercise price per Share.

(c) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options or settlement of Company RSUs under the Company Stock Plans will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. With respect to each grant of Company Stock Options or Company RSUs, each such grant was made in accordance in all material respects with the terms of the applicable Company Stock Plan and applicable Law (including NASDAQ rules). Each Company Stock Option (i) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant and (ii) has a grant date no later than the date on which the Company Board or compensation committee thereof took action to grant such Company Stock Option. The Company has Made Available to Parent each form of award agreement under the Company Stock Plans. All Company Stock Options and Company RSUs may, by their terms, be treated in accordance with Section 2.04.

(d) Except as set forth above in Section 3.03(a), there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (i) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Stock Options in order to pay the exercise price thereof, (ii) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (iii) between the Company and any Company Subsidiary, and (iv) the acquisition by the

Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

(e) There are no bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any Company Subsidiary may vote (collectively, “Company Voting Debt”). Other than Contracts, proxies or understandings solely among wholly owned Company Subsidiaries or between any wholly owned Company Subsidiary and the Company or any other wholly owned Company Subsidiary, there are no voting agreements, voting trusts, stockholders agreements, proxies or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary, or restricting the transfer of such capital stock or other equity interest of any Company Subsidiary or to designate or nominate for election a director to the Company Board or the board of directors of any Company Subsidiary.

Section 3.04 Authority; Execution and Delivery; Enforceability; Company Board Recommendation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of consummation of the Merger, to the receipt of the affirmative vote of holders of a majority of the issued and outstanding Shares for adoption of this Agreement (the “Company Stockholder Approval”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger or the other transactions contemplated hereby (except for the filing of the Certificate of Merger in accordance with the DGCL). The Company Stockholder Approval is the only vote or approval of the holders of Shares or any other class or series of Company Capital Stock or capital stock or equity interests of any Company Subsidiary which are necessary to adopt this Agreement and approve the transactions contemplated herein. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by rules of law and equity governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exception”).

(b) The Company Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable, and (iv) recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Company Board has taken all necessary actions so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 3.05 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and performance by the Company of the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any Company Subsidiary under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Company Subsidiary, (ii) any Company Permit or any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.05(b), any Law, including any rule or regulation of The NASDAQ Stock Market (“NASDAQ”) applicable to the Company or any Company Subsidiary or by which the Company or any Company Subsidiary or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, authorization, clearance, waiver, Permit or Order of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing of the Notification and Report Form under the HSR Act and the HSR Antitrust Clearance and (B) the making of any filing required under, and compliance with the other applicable requirements of, the antitrust, anti-monopoly and competition Laws set forth on Schedule 3.05(b) of the Company Disclosure Letter, (ii) (A) the submission of a draft and final joint voluntary notice relating to the transactions contemplated by this Agreement, including the Merger, to CFIUS and any other information that may be required or requested under the DPA and (B) the CFIUS Approval, (iii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (v) any filings and approvals required under the rules and regulations of NASDAQ, and (vi) such other consents, approvals, authorizations, clearances, waivers, Permits, Orders, registrations, declarations, notices or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 SEC Documents; Internal Controls and Procedures.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since December 31, 2013 (such documents filed since December 31, 2013, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, being collectively referred to as the “Company SEC Documents”). Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents (i) complied at the time it was filed in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with (A) the books and records of Company and its consolidated Subsidiaries and (B) GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and other SEC regulations) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown all in accordance with GAAP (subject, in the case of the unaudited financial statements, to normal year-end adjustments, the effect of which would not be material, and the absence of notes that, if presented, would not differ materially from those presented in the most recent audited financial statements included in the Company SEC Documents). The Company is, and since December 31, 2013 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of NASDAQ.

(b) The Company has provided to Parent a copy of its preliminary consolidated balance sheet and consolidated statement of operations for the quarter ended October 1, 2016 in draft form (the “Draft Financial Statements”), which Draft Financial Statements the Company will use as the basis for the consolidated balance sheet and consolidated statement of operations to be filed with the SEC as part of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2016. The Draft Financial Statements have been prepared by the Company in good faith on a basis consistent with the consolidated financial statements of the Company included in the Company SEC Documents and, to the Company’s Knowledge, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of October 1, 2016, and the consolidated results of their operations and cash flows for the quarter ended October 1, 2016.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct as of their respective dates. For purposes of this Section 3.06, “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied; (ii) that transactions are executed only in accordance with the authorization of management; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(e) Since December 31, 2013, (i) none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company, or (C) fraud that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of applicable Law, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g) As of the date of this Agreement, there are no material outstanding or unresolved comments with respect to the Company or the Company SEC Documents noted in comment letters or, to the Company’s Knowledge, other correspondence received by the Company or its attorneys from the SEC, and to the Company’s Knowledge, there are no pending (i) formal or informal Actions by the SEC involving the Company, or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(h) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX. The Company is in compliance in all material respects with SOX.

(i) No Company Subsidiary is, nor has at any time since December 31, 2013 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, other than Silicon Image, Inc., which was subject to such requirements prior to its acquisition by the Company and de-listing and de-registration, but is no longer subject to such requirements.

Section 3.07 No Undisclosed Liabilities; Indebtedness.

(a) There are no Liabilities of the Company or any Company Subsidiary of a type required to be disclosed on the consolidated balance sheet of the Company or in the notes thereto in accordance with GAAP as in effect on the date of this Agreement, other than Liabilities (i) disclosed, reflected or reserved against in the Company’s consolidated audited balance sheet as of January 2, 2016 (including the notes thereto), (ii) incurred in the ordinary course of business since January 2, 2016, (iii) incurred in connection with the preparation and negotiation of or otherwise as expressly contemplated by this Agreement, (iv) that are intercompany liabilities and obligations or (v) under executory Contracts to which the Company or any Company Subsidiary are bound, other than as a result of a breach thereof.

(b) As of the date of this Agreement, except for Indebtedness owed by the Company to any wholly owned Company Subsidiary or by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, there is no outstanding Indebtedness of the Company or any Company Subsidiary other than Indebtedness reflected on the Most Recent Balance Sheet.

Section 3.08 Absence of Certain Changes or Events. (a) From January 2, 2016 and through the date of this Agreement, no Effect has occurred that, individually or in the aggregate, constitutes a Company Material Adverse Effect, and (b) from July 2, 2016 and through the date of this Agreement, none of the Company nor any Company Subsidiary has taken any action, or authorized, committed or agreed to take any action, that if taken between the date of this Agreement and the Effective Time would constitute a breach of Section 5.01(b).

Section 3.09 Taxes.

(a) Each of the Company and each Company Subsidiary (i) has timely filed, or caused to be filed, taking into account any extensions, all material Tax Returns required to have been filed by it and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to have been paid by it.

(b) Since December 31, 2013, no material claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(c) Neither the Company nor any Company Subsidiary has received any written notice of any pending audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to material Taxes. There are no pending requests for waivers of time to assess any material Tax.

(d) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes, which waiver or extension is currently in effect.

(e) There are no Liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for liens for Taxes not yet due and payable.

(f) Neither the Company nor any Company Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification Contract (other than (i) any such agreement exclusively between or among the Company and/or wholly owned Company Subsidiaries and (ii) (A) any lease or financing Contract or (B) any other Contract (1) the primary purpose of which is not the allocation or payment of Tax Liability and (2) that was entered into in the ordinary course of business). Neither the Company nor any Company Subsidiary is or may be liable under Treasury Regulation section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for material Taxes of any person other than the Company and the Company Subsidiaries.

(g) Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement.

(h) Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(i) The Company and each Company Subsidiary has timely withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any Company Employee, independent contractor, creditor, stockholder or other third party.

(j) From and after the Effective Time, neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method occurring on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into prior to the Effective Time, or (iii) installment sale or open transaction occurring on or prior to the Effective Time.

(k) Neither the Company nor any Company Subsidiary is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Tax authority, any of which could materially affect the Taxes of the Company or any Company Subsidiary subsequent to the Effective Time.

Section 3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list identifying each material Company Benefit Plan. The Company has Made Available to Parent true, correct and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a description of the material provisions thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the U.S. Internal Revenue Service with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust Contract, group annuity Contract or other funding Contract relating to any material Company Benefit Plan and (v) the most recent financial statements and actuarial reports for each Company Benefit Plan (if any).

(b) None of the Company Benefit Plans is or, at any time within the six-year period preceding the date of this Agreement was a “multiple employer plan” (within the meaning of Section 413(c) of the Code), a “funded welfare plan” (within the meaning of Section 419 of the Code), or a plan that is or was subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(c) Each Company Benefit Plan has been adopted, maintained, operated and administered in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code, except as would not, individually or in the aggregate, result in material Liability to the Company, the Company Subsidiaries or their ERISA Affiliates. As of the date of this Agreement, no Action is pending or, to the Company’s Knowledge, threatened with respect to any Company Benefit Plan (other than routine claims for benefits in the ordinary course of business) that would result in material Liability to the Company, the Company Subsidiaries or their ERISA Affiliates.

(d) All Company Benefit Plans which are intended to be qualified under Section 401(a) of the Code have been the subject of, have timely applied for or have not been eligible to apply for determination letters from the U.S. Internal Revenue Service to the effect that such Company Benefit Plans are so qualified, and no such determination letter has been revoked nor, to the Company’s Knowledge has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification.

(e) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any Company Benefit Plans which are subject to ERISA, any trust created thereunder or, to the Company’s Knowledge, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law and (ii) neither the Company nor any Company Subsidiary has, or within the past six years had, contributed to, been required to contribute to, or has any Liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Multiemployer Plan.

(f) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries)) or coverage through the end of the calendar month in which a termination of employment occurs.

(g) Except as provided by this Agreement or pursuant to applicable Law, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the transactions contemplated hereby, including the Merger, (alone or in conjunction with any other event) will (i) entitle any current or former director, officer, employee or individual consultant of the Company or any of the Company Subsidiaries to any compensation or benefit, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, or (iv) result in any breach or violation of, default under or limit the Company’s right to materially amend or modify or terminate any Company Benefit Plan. There is no Company Benefit Plan pursuant to which the Company or any of the Company Subsidiaries is obligated to provide any current or former director, officer, employee or individual consultant of the Company or any of the Company Subsidiaries with a gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code.

(h) The Company has provided Parent with a good faith estimate based on information available as of the date of this Agreement, of: (A) a list of each executive officer and any other employee or service provider who is reasonably likely to be a disqualified individual (as such term is defined in Treasury Regulations Section 1.280G-1), (B) the amount of each payment or benefit that is reasonably likely to become payable to each disqualified individual under a Company Benefit Plan as a result of the Merger or an associated termination of employment or service, and (C) the amount (if any) of the “excess parachute payments” within the meaning of Section 280G of the Code that is reasonably likely to become payable to each such disqualified individual.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code (i) was, for the period from January 1, 2005 through December 31, 2008, operated in good-faith compliance with Section 409A of the Code and Notice 2005-1 and (ii) since January 1, 2009, has been in documentary and operational compliance with Section 409A of the Code in all material respects.

(j) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable Law, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements set forth in the Company SEC Documents.

(k) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there does not now exist, nor do any circumstances exist that are reasonably likely to result in, any Controlled Group Liability that would be a Liability of the Company or any Company Subsidiary following the Closing, other than any such Controlled Group Liability relating to any Company Benefit Plan.

(l) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions to all Company Foreign Plans required by Law or by the terms of such Company Foreign Plan have been made as of the date of this Agreement or, if not yet due to be paid, accrued in accordance with applicable local accounting principles.

Section 3.11 Litigation. As of the date of this Agreement, there is no Action pending against or, to the Company’s Knowledge, threatened against the Company, any of the Company Subsidiaries or any current or former director or officer of the Company or any Company Subsidiaries (in their respective capacities as such), other than any such Action that (a) does not involve an amount in controversy in excess of $1,000,000 and (b) does not seek injunctive or other non-monetary relief that would be material to the Company and the Company Subsidiaries taken as a whole. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries, nor any assets used by the Company or any Company Subsidiary in the respective businesses, are subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Permits; Compliance with Applicable Laws.

(a) Each of the Company and the Company Subsidiaries has all material licenses, permits, authorizations, qualifications, accreditations, variances, exemptions, orders, registrations, certificates, vacancies, clearances, franchises and approvals (collectively, “Permits”) necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted (“Company Permits”). Each such Company Permit is in full force and effect, and the Company and each Company Subsidiary, and the operations of the Company and each Company Subsidiary, are in compliance with the terms of each such Company Permit in all material respects. Neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity threatening to revoke, terminate, modify or not renew any such Company Permit.

(b) Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, in any material respect, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, where such conflict, default, breach or violation would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Since December 31, 2013, neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity that the Company or any Company Subsidiary is in violation of any applicable Law, except where such violation would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.13 Regulatory Matters; Certain Business Practices.

(a) Neither the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any of their respective officers, directors and employees or any other Representative of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary, (i) has been or is a person with whom transactions are prohibited or limited under any applicable economic sanctions Laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or (ii) has violated in any material respect any export control, economic sanctions, or import Laws since December 31, 2010. The Company and the Company Subsidiaries are and since December 31, 2010 have been, in compliance in all material respects with and in possession of any and all Permits that may be required for the lawful conduct of their business under applicable economic sanctions, import and export control Laws, including the Export Administration Regulations. Since December 31, 2010, neither the Company nor any of the Company Subsidiaries (i) has made any voluntary disclosures to U.S. Government authorities under U.S. economic sanctions Laws, U.S. export control Laws or U.S. import Laws, (ii) has been assessed any fine or penalty under any such Laws, or (iii) to the Company’s Knowledge, been the subject of any Action by or written inquiry from a Governmental Entity regarding compliance with such Laws.

(b) Since December 31, 2010, neither the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any of their respective directors, officers and employees or any other Representative of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary, has (i) used any Company funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any government official or employee or to any political party or campaign, or (iii) violated any provision of the U.S. Foreign Corrupt Practices

Act of 1977, the UK Bribery Act 2010 or other applicable anticorruption or anti-bribery Law. The Company and Company Subsidiaries utilize reasonable control procedures and an internal accounting controls system that are sufficient to provide reasonable assurances that violations of applicable anti-bribery or anti-money laundering Laws will be prevented, detected, and deterred. None of the current officers, directors or senior executives of the Company (or, to the Company’s Knowledge, any of their immediate family members) is a foreign or domestic government official or employee or a member of any foreign or domestic political party or campaign. None of the current officers, directors, or employees of the Company or any Company Subsidiary have any duties for any government entity, hold any office or position in a political party, or are a candidate for political office.

(c) The Company does not engage in activities controlled under the International Traffic in Arms Regulations and is not registered with the U.S. Department of State, Directorate of Defense Trade Controls.

(d) Section 3.13(d) of the Company Disclosure Letter sets forth a true, correct, and complete list of (i) the Export Control Classification Numbers applicable to Company Products and (ii) all categories of Permits required for the export of any Company Product, other than Permits that are generally required to operate in a particular jurisdiction or that are otherwise generally required to be obtained to export goods or services from a particular jurisdiction. The Company does not possess any facility or personnel security clearances.

Section 3.14 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary is, and since December 31, 2010 has been, in compliance with all applicable Environmental Laws.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the properties currently owned, or, to the Company’s Knowledge, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Material above cleanup levels established pursuant to applicable Environmental Laws and require remediation by the Company or any Company Subsidiary.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2013, neither the Company nor any Company Subsidiary has received any written notice, claim or demand that remains outstanding stating that it is liable (i) under any written Contract pursuant to which any of the Company or any Company Subsidiary expressly assumed liability for contamination from Hazardous Materials under applicable Environmental Law, or (ii) pursuant to Environmental Law for contamination from Hazardous Materials at any site or location.

(d) Except for Contracts entered into in the ordinary course of business consistent with past practice and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s

Knowledge, neither the Company nor any Company Subsidiary has entered into any Contract that remains in effect requiring it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person (other than a wholly owned Company Subsidiary) for violation of Environmental Laws or contamination from Hazardous Materials under Environmental Law. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material Action arising under or pursuant to Environmental Laws is pending, or to the Company’s Knowledge, threatened against the Company or any Company Subsidiary.

Section 3.15 Material Contracts.

(a) Neither the Company nor any Company Subsidiary is a party, as of the date of this Agreement, to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list, and the Company has Made Available to Parent true, correct and complete copies, of each Contract to which the Company or any of the Company Subsidiaries is a party or the assets or properties of the Company or any Company Subsidiary are bound:

(i) that (A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person or (B) would restrict in any respect the ability of Parent or any of its Affiliates to compete in any business or with any Person after the Effective Time in any material respect;

(ii) pursuant to which any Indebtedness of the Company or any Company Subsidiary is outstanding or may be incurred in excess of $500,000, other than any ordinary course trade payables arising out of purchase orders issued by the Company or any Company Subsidiaries to suppliers in the ordinary course of business and any such Contract between or among the Company and the wholly owned Company Subsidiaries;

(iii) that grants any Person (other than the Company or any Company Subsidiary) any (A) exclusive license, supply, distribution, reseller or other exclusive rights, (B) “most favored nation” rights, (C) rights of first refusal, rights of first negotiation or similar rights with respect to any asset that is material to the Company and its Subsidiaries, taken as a whole, (D) exclusive rights to purchase any Company Product, (E) guaranteed availability of supply or services in excess of $500,000 for a period greater than 12 months, (F) guarantee as to production capacity or priority involving in excess of $1,000,000 or a period greater than 12 months, (G) rebates in excess of $100,000, (H) price guarantees for a period greater than 12 months for customers with revenues in excess of $2,000,000 over the prior 12 months, or (I) any guaranteed minimum purchase amounts in excess of $500,000;

(iv) relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(v) relating to the disposition or acquisition by the Company or any Company Subsidiary of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) entered into on or after December 31, 2013 (whether or not such acquisition or disposition has been consummated prior to the date of this Agreement) that contains ongoing (A) indemnification obligations of the Company or any Company Subsidiary or (B) “earn-out” or similar contingent payment obligations, in each case of the Company or any Company Subsidiary (other than any Contract that provides for the acquisition of inventory, raw materials or equipment in the ordinary course of business);

(vi) providing for indemnification by the Company or any Company Subsidiary to any of their respective directors, officers or employees, other than the Company Charter, Company Bylaws or any organizational documents of any Company Subsidiary;

(vii) that, together with any related Contracts, involved, or would reasonably be expected to involve, total consideration by or to the Company or any Company Subsidiary of more than $1,000,000 for the 12 month period ended October 10, 2016 or in any 12 month period ending thereafter, other than Material Leases and purchase orders issued in the ordinary course of business;

(viii) that is with any Material Customer (excluding purchase orders issued in the ordinary course of business);

(ix) that is with any Material Supplier pursuant to which the Company or any Company Subsidiary made payments in excess of $500,000 for the fiscal year ended January 2, 2016 (excluding purchase orders issued in the ordinary course of business);

(x) that (A) involves any distributor, sales, reseller or is a joint marketing Contract pursuant to which the Company or any Company Subsidiary received in excess of $500,000 for the fiscal year ended January 2, 2016, or (B) is a joint development Contract;

(xi) pursuant to which any material Intellectual Property is licensed by a third party to the Company or any Company Subsidiary (excluding (A) licenses for commercial off the shelf computer software that are, or were at the time they were acquired, generally available on nondiscriminatory pricing terms and are used solely in connection with the Company’s and the Company Subsidiaries’ internal operations and (B) licenses to modifications of Company Owned IP created by a customer or supplier, and (C) licenses that are incidental or related to the Company’s and the Company Subsidiaries’ internal use of computer software);

(xii) pursuant to which the Company or any Company Subsidiary has licensed, covenanted, or otherwise agreed not to assert any material Company Owned IP, excluding any Contract related to the sale or distribution of a Company Product entered into in the ordinary course of business with a customer (other than a Material Customer) or a supplier (other than a Material Supplier);

(xiii) pursuant to which the Company or any Company Subsidiary has sold, assigned, transferred, licensed or otherwise conveyed the right with respect to any material Company Owned IP to (A) recover past, present or future damages related to the infringement, violation or misappropriation of such material Company Owned IP, (B) to seek or obtain injunctive or other equitable relief related to the infringement, violation or misappropriation of such material Company Owned IP, or (C) to otherwise enforce any rights related to such material Company Owned IP;

(xiv) that is with any Governmental Entity (excluding purchase orders for standard products) or that is a Contract pursuant to which the Company or any Company Subsidiary is acting as a subcontractor (at any tier) to another Person in connection with a Contract between such Person and a Governmental Entity (excluding purchase orders for standard products);

(xv) relating to the settlement or other resolution of any Action during the past five years that has any material continuing Liability or restriction on the part of the Company or any Company Subsidiary; or

(xvi) under which the consequences of a default or breach or the early termination of which would reasonably be expected to have a Company Material Adverse Effect.

Each Contract, understanding or undertaking of the type described in this Section 3.15(b) and each Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act is referred to herein as a “Material Contract.”

(c) Each Material Contract (i) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as may be limited by the Bankruptcy and Equity Exception, and (ii) is in full force and effect. As of the date of this Agreement, none of the Company nor any of the Company Subsidiaries party to, nor, to the Company’s Knowledge, any other party to, any Material Contract is in breach of or default under, or has within the last two years provided or received any written notice of any intention to terminate or seek renegotiation of, any Material Contract except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no event or circumstance has occurred that, with or without notice or lapse of time or both, would (i) constitute a breach of or an event of default by the Company or the Company Subsidiary party thereto, (ii) result in a right of termination for the counterparty, or (iii) cause or permit the acceleration of, or other changes to, any right of the counterparty or obligation of the Company or the Company Subsidiary party thereto, in each case, under any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Properties.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all real property owned by the Company or any Company Subsidiary, including the street address of each such parcel (“Owned Real Property”). Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary, as

applicable, has good and marketable title in fee simple to all Owned Real Property, free and clear of all Liens other than Permitted Liens. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no parcel of Owned Real Property is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefore, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is obligated under or a party to any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any Owned Real Property or any portion thereof or interest therein.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each lease, sublease or other Contract pursuant to which the Company or any Company Subsidiary occupies a real property location that is material to the Company and the Company Subsidiaries, taken as a whole (each, a “Material Lease”). The Company has Made Available to Parent true, correct and complete copies of each Material Lease. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Lease (i) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as may be limited by the Bankruptcy and Equity Exception, and (ii) is in full force and effect. As of the date of this Agreement, none of the Company nor any of the Company Subsidiaries party to, nor to the Company’s Knowledge any other party to any Material Lease is in material default under, or has provided or received any written notice of any intention to terminate or seek renegotiation of, any Material Lease. As of the date of this Agreement, to the Company’s Knowledge, no event or circumstance has occurred that, with or without notice or lapse of time or both, would (i) constitute a material event of default by the Company or any Company Subsidiary, (ii) result in a right of termination for the counterparty, or (iii) cause or permit the acceleration of, or other material changes to, any material right of the counterparty or material obligation of the Company or any Company Subsidiary, in each case, under any Material Lease. Neither the Company nor any Company Subsidiary has received written notice of any pending, and to the Company’s Knowledge, there is no threatened, condemnation with respect to any parcel of real property that is subject to a Material Lease.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet, free and clear of all Liens other than Permitted Liens, except as have been disposed of since July 2, 2016 in the ordinary course of business consistent with past practice.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list (in all material respects) of all Patents, registered Trademarks, pending applications for registration of Trademarks, registered Copyrights, Copyright applications and registered Domain Names included among the Company Owned IP (the foregoing being, collectively, the “Company Registered IP”). To the Company’s Knowledge, each item of material Company Registered IP is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered IP have been paid, and the Company has not knowingly misrepresented or failed to disclose any facts or circumstances for which it has a duty to disclose in any application for any Company Registered IP that would constitute fraud or a misrepresentation with respect to such application or that would, to the Company’s Knowledge, otherwise adversely affect the validity or enforceability of any such Company Registered IP.

(b) All Company Owned IP is wholly and exclusively owned by the Company or a Company Subsidiary, and neither the Company nor any of its Subsidiaries has sold, transferred, or assigned any ownership interests thereto, except pursuant to a Contract, entered into in the ordinary course of business, for the sale of Company Products.

(c) To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted and as previously conducted since December 31, 2014, including the design, development, use, practice, import, export, manufacture, licensing, sale, offering for sale, supply or other disposition of the Company Products, does not infringe, violate, or constitute misappropriation of, any Intellectual Property of any third Person in any material respect. To the Knowledge of the Company, the Company or a Company Subsidiary owns or otherwise has a valid right to use the Intellectual Property and Software used in, or practiced by, the Company Products.

(d) As of the date of this Agreement, no Action is pending or threatened in writing that alleges that the Company or any Company Subsidiary is infringing, misappropriating or otherwise violating any Person’s Intellectual Property rights. To the Company’s Knowledge, no third Person is infringing, violating, or misappropriating in any material respect any Company Owned IP.

(e) To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that will, or would reasonably be expected to, require the disclosure or delivery to any third party of any material Source Code owned by the Company or any Company Subsidiary, including any such Source Code owned by the Company or any Company Subsidiary that is used in any Company Products. For the avoidance of doubt, the following types of software are deemed to not be material for purposes of this Section 3.17(e): (i) drivers, (ii) reference designs, (iii) configurations files and scripts, and (iv) software provided with demonstrations boards, application notes and development kits.

(f) No Open Source Materials have been incorporated into or combined with any Company Products in such a way that would require Company or any Company Subsidiary to disclose or distribute any material software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge. For the avoidance of doubt, the following types of software are deemed to not be material for purposes of this Section 3.17(f): (A) drivers, (B) reference designs, (C) configurations files and scripts, and (D) software provided with demonstrations boards, application notes and development kits.

(g) The Company and each Company Subsidiary has taken commercially reasonable measures to protect their rights in the Trade Secrets of the Company or such Company Subsidiary. The Company and each Company Subsidiary has and uses commercially reasonable measures to enforce a policy requiring all employees, consultants and contractors of the Company and each Company Subsidiary to execute Intellectual Property assignment and confidentiality agreements for the benefit of Company or such Company Subsidiary.

(h) No funding, facilities or resources of any Governmental Entity, university, academic institution or research center was used in the development of any Intellectual Property that is material to any Company Product, where, as a result of such funding or use of such facilities or resources (i) any Governmental Entity, university, educational institution or research center has any right, title or interest (including any “march in” rights) in or to any Company Owned IP which is material to the Company or any Company Subsidiary, (ii) the Company’s or any Company Subsidiary’s ability to enforce, license or exclude others from using any Company Owned IP or any Company Product is impaired, or (iii) the Company or any Company Subsidiary would be required to repay any material funds to the Government Entity, university, academic institution or research center.

(i) Neither Company nor any Company Subsidiary is subject to any agreement with any standards body or other similar entity, has participated in any standards-setting activities or joined any standards setting or similar organization (“SSOs”), except as set forth in Section 3.17(i) of the Company Disclosure Letter, that would obligate Company or any Company Subsidiary to grant licenses or rights to or otherwise restrict the ability of the Company or any Company Subsidiary to enforce, license or exclude others from using, any patents declared to be essential to such SSOs, in any material respect, except as set forth in Section 3.17(i) of the Company Disclosure Letter.

(j) Except as set forth in Section 3.17(j) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, under any Contract to which Company or any Company Subsidiary is bound, result in (i) the granting of any right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Intellectual Property owned or controlled by Parent or any Affiliate of Parent (excluding Surviving Corporation or its Subsidiaries) or (ii) Parent or Surviving Corporation being obligated to pay any royalties or other amounts to any Person, with respect to Intellectual Property, in excess of those payable by the Company or any Company Subsidiary, in the absence of this Agreement or the transactions contemplated hereby.

Section 3.18 Labor Matters.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct, complete and anonymized list of all Company Employees, including their current work location, job title, union status, exempt status, rate of pay, service date, accrued leave, and bonus eligibility (if applicable). A final list will be provided to Parent at Closing and the Company will provide periodic updates prior to Closing at Parent’s reasonable request.

(b) As of the date of this Agreement, the Company and each Company Subsidiary are in compliance in all material respects with all applicable Laws respecting employment and employment practices.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries, with respect to each current or former employee of the Company or any Company Subsidiary is not liable for any (i) arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing or (ii) payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or similar material benefits or obligations for such employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(d) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement or similar material written agreement with a labor union or organization, works council or similar employee representative body, other than such agreements entered into or applicable on the national and/or sector level. To the Company’s Knowledge, as of the date of this Agreement, neither the Company nor any Company Subsidiary is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or organization, works council or similar employee representative body. As of the date of this Agreement, there is no pending or, to the Company’s Knowledge, threatened, labor strike, lockout, slowdown or work stoppage involving the Company or any Company Subsidiary and their employees.

Section 3.19 Customers; Suppliers.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of each customer who, for the fiscal year ended January 2, 2016, was one of the ten largest sources of revenues for the Company and the Company Subsidiaries taken as a whole, based on amounts paid or payable in such period (each, a “Material Customer”). Such list includes the revenue from each Material Customer for the fiscal year ended January 2, 2016. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of each supplier and vendor who, for the fiscal year ended January 2, 2016, was one of the ten largest suppliers or vendors for the Company and the Company Subsidiaries taken as a whole, based on amounts paid or payable in such period, other than professional service providers (each, a “Material Supplier”). Such list includes the total cost of items purchased by the Company per Material Supplier during the fiscal year ended January 2, 2016. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

Section 3.20 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has Made Available true, correct and complete copies of all engagement, fee and similar Contracts between the Company (or any Company Subsidiary) and the Company Financial Advisor.

Section 3.21 Opinions of Company Financial Advisor. The Company Board has received a written opinion from the Company Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be received by the Company stockholders (other than the holders of Dissenting Shares, Excluded Shares, or Parent and Merger Sub and their respective Affiliates) was fair, from a financial point of view, to the holders of Shares. As soon as reasonably practicable after the execution of this Agreement, the Company will furnish Parent a true, correct and complete copy of such opinion of the Company Financial Advisor for information purposes only. The Company will, prior to filing the preliminary Proxy Statement, obtain all necessary consents of the Company Financial Advisor to permit the Company to include in the Proxy Statement such opinion of the Company Financial Advisor.

Section 3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company or any Company Subsidiary. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all insurance policies maintained by or on behalf of the Company or any Company Subsidiary as of the date of this Agreement (or replacements thereof) are in full force and effect and all premiums due thereon have been paid; (b) neither the Company nor any Company Subsidiary is in breach or default under any such policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy; (c) no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy; (d) there is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy; and (e) since December 31, 2013, neither the Company nor any Company Subsidiary has failed to give any material notice or present any material claim under any such policy within the time periods required.

Section 3.23 Affiliate Transactions. Except for (a) compensation, indemnification or other employment-related Contracts, (b) as filed or incorporated by reference as an exhibit to the Company SEC Documents or (c) the Company Benefits Plans, there are no Contracts between the Company or any Company Subsidiary, on the one hand, and, on the other hand, any (x) present executive officer or director of the Company, (y) Person that, to the Company’s Knowledge, is the record or beneficial owner of more than 5% of the Shares as of the date of this Agreement, or (z) to the Company’s Knowledge, any Affiliate of any such executive officer, director or owner (other than the Company or any of the Company Subsidiaries) that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

Section 3.24 No Rights Plan. The Company has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Section 3.25 No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, none of Parent or Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company, its Affiliates or any of its Representatives on any such representation or warranty) with respect to Parent, Merger Sub or their respective businesses or with respect to any other information provided, or made available, to the Company or its Representatives or Affiliates in connection with the Merger, the Financing or the other transactions contemplated hereunder, including the accuracy or completeness thereof. The Company acknowledges and agrees that neither Parent nor Merger Sub nor any other Person will have or be subject to any Liability or other obligation to the Company, its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or Affiliates, including any teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the Merger, the Financing or the other transactions contemplated hereunder, unless and to the extent any such information is included in a representation or warranty contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or to possess such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation of any provision of, respectively, its constituent governing documents.

Section 4.02 Parent and Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, and neither Parent nor Merger Sub has engaged in any business other than in connection with the transactions contemplated hereby, including the Merger, and each of Parent and Merger Sub has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those necessary or appropriate in connection with its formation, the Financing or any agreements or arrangements entered into in connection with the this Agreement or the consummation of the transactions contemplated hereby. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common shares, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.

Section 4.03 Authority; Execution and Delivery; Enforceability. Parent and Merger Sub have all requisite corporate power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. No vote or consent of the holders of any interest in Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby, subject, in the case of consummation of the Merger, to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which adoption will occur promptly following the execution of this Agreement). Merger Sub’s board of directors has (a) determined that this Agreement and the Merger are advisable and fair to, and in the best interests of Merger Sub and Parent, its sole stockholder, and (b) approved and adopted this Agreement, including the Merger and the other transactions contemplated by this Agreement. Except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which will take place promptly following the execution of this Agreement), no other corporate proceeding, as applicable, on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger or the other transactions contemplated hereby (except for the filing of the Certificate of Merger in accordance with the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as may be limited by the Bankruptcy and Equity Exception.

Section 4.04 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and performance by each of Parent and Merger Sub of the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the organizational or governing documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.04(b), any Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, authorization, clearance, waiver, Permit or Order of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than (i) (A) the filing of the Notification and Report Form under the HSR Act and the HSR Antitrust Clearance and (B) the making of any filing required under, and compliance with the other applicable requirements of, the antitrust, anti-monopoly and competition Laws set forth on Schedule 3.05(b) of the Company Disclosure Letter, (ii) (A) the submission of a draft and final joint voluntary notice relating to the transactions contemplated by this Agreement, including the Merger, to CFIUS and any other information that may be required or reasonably requested under the DPA and (B) the CFIUS Approval, (iii) such filings and reports as required pursuant to the applicable requirements of the Exchange Act and any other applicable state, federal or foreign securities, takeover and “blue sky” Laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (v) such other consents, approvals, authorizations, clearances, waivers, Permits, Orders, registrations, declarations, notices or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05 Compliance with Applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in violation of, or in default under, any Law, in each case, applicable to Parent or any of its Subsidiaries or any of their respective assets and properties.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 4.07 Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or Merger Sub or any of their respective properties or assets that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08 Ownership of Shares. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement. Neither Parent, Merger Sub nor the Equity Investor is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 4.09 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than any broker, investment banker, financial advisor or other Person, the fees and expenses of which shall be paid by Parent or its Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby, including the Merger, based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10 Investigation by Parent and Merger Sub.

(a) Each of Parent and Merger Sub has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries.

(b) In connection with Parent’s and Merger Sub’s investigation of the Company, each of Parent and Merger Sub has received from the Company and its Representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that, without limiting the generality of this Section 4.10, except for any representations and warranties set forth in Article III, neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 4.11 Financing.

(a) Parent has provided to the Company a true, correct and complete copy of the executed Equity Commitment Letter, pursuant to which, and subject to the terms and conditions therein, the Equity Investor has agreed to invest in Parent the amounts set forth therein for the purpose of funding the Merger and the other transactions contemplated hereby (the “Financing”). As of the date of this Agreement, the Equity Commitment Letter is (i) a valid and binding obligation of Parent and, to the Knowledge of Parent, of the Equity Investor (subject to the Bankruptcy and Equity Exception) and (ii) in full force and effect. As of the date of this Agreement, the Equity Commitment Letter has not been modified, amended or altered. From the date of this Agreement until the Closing, to the extent the consent of the Company may be required by Section 6.03(a), the Equity Commitment Letter will not be amended or modified without the prior written consent of the Company. The Equity Commitment Letter has not been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated.

(b) Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent to the obligations of the Equity Investor to provide the Financing or any contingencies that would permit the Equity Investor to reduce the total amount of the Financing. Assuming the satisfaction of the conditions set forth Section 7.01 and Section 7.02, as of the date of this Agreement, Parent does not have any reason to believe that any of the conditions set forth in the Equity Commitment Letter will not be satisfied or that the Financing will not be available to Parent on the Closing Date.

(c) Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, the Financing, when funded in accordance with the Equity Commitment Letter, together with the cash of the Company and the Company Subsidiaries, will provide Parent with cash on the Closing Date sufficient to pay the aggregate Merger Consideration and any and all fees and expenses required to be paid by Parent or Merger Sub in connection with the Merger and the Financing, in each case on the Closing Date.

(d) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.12 No Other Representations or Warranties. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Letter), neither the Company nor any of its Affiliates nor any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent or Merger Sub or their respective Affiliates or Representatives on any such representation or warranty) with respect to the Company, any Company Subsidiary or their respective businesses or with respect to any other information provided, or made available, to Parent or Merger Sub or their respective Representatives or Affiliates in connection with the Merger or the other transactions contemplated hereunder, including the accuracy or completeness thereof. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person will have or be subject to any Liability or other obligation to Parent or Merger Sub or any of their respective Representatives or Affiliates or any other Person resulting from Parent’s or Merger Sub’s or their respective Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their respective Representatives or Affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Merger or the other transactions contemplated hereunder, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Merger or the other transactions contemplated hereunder, unless and to the extent any such information is included in a representation or warranty contained in Article III (as qualified by the Company Disclosure Letter).

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business.

(a) Except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will, and will cause each Company Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) comply in all material respects with all applicable Laws and the requirements of all Material Contracts and Material Losses, and (iii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers and Governmental Entities.

(b) Without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, and will not permit any Company Subsidiary to, do, directly or indirectly, any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Stock Options in order to pay the exercise price thereof, (2) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, and (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and wholly owned Company Subsidiaries and for any Liens in favor of the administrative agent under the Company’s existing credit agreement) (A) any shares of capital stock of the Company or any Company Subsidiary

(other than the issuance of Shares upon the exercise of Company Stock Options or settlement of Company RSUs pursuant to the Company Stock Plans, in each case, outstanding at the close of business on the date of this Agreement or as may be granted in accordance with the terms of this Agreement, or upon the exercise of rights to acquire Shares under the ESPP that are outstanding at the close of business on the date of this Agreement pursuant to the offering period then in effect), (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, (F) any Company Voting Debt, or (G) any Company Preferred Stock; provided, that the Company may grant Company Stock Options and Company Restricted Stock Units under the Company Stock Plans not to exceed 300,000 Shares in the aggregate each quarter to any newly hired or promoted Company Employees commensurate with any such individual’s position with the Company or such Company Subsidiary and otherwise made in the ordinary course of business consistent with past practice, provided further that any such Company Stock Options or Company Restricted Stock Units shall not provide for vesting at a rate faster than 25% per year and shall not provide for accelerated vesting (whether such acceleration is single or double trigger) in the event of a termination of service or as a result of the consummation of the transactions contemplated by this Agreement or any other change in control transaction;

(iii) amend the Company Charter, the Company Bylaws or the charter or organizational documents of any Company Subsidiary;

(iv) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution of the Company or any Company Subsidiary (other than any merger or consolidation of wholly owned Company Subsidiary), file a petition in bankruptcy under any provisions of any applicable Law on behalf of the Company or any Company Subsidiary or consent to the filing of any bankruptcy petition against any the Company or any Company Subsidiary under any similar applicable Law;

(v) except to the extent required by any Company Benefit Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any current or former employees, officers, directors or individual consultants of the Company or any Company Subsidiary (other than (1) focal merit or promotion-based compensation increases for calendar year 2017 that are made in the ordinary course of business (provided that such increases do not exceed, in the aggregate, $4,000,000) or (2) the establishment of annual and quarterly bonus opportunities or commission opportunities for calendar year 2017 that are made in the ordinary course of business for any Company Employees (provided that such opportunities do not exceed, in the aggregate, $12.7 million for cash incentives or bonus plans and $3.4 million for commission sales plans at target and up to a maximum of $21.2 million for cash incentives or bonus plans and $3.9 million for commission sales plans for calendar year

2017 and are otherwise consistent with the terms set forth in Section 5.01(b)(v) of the Company Disclosure Letter)), (B) pay any severance or retention benefits to any current or former employees, directors or individual consultants of the Company or any Company Subsidiary (except for the payment of severance in the ordinary course of business for any Company Employees who are not executive officers of the Company pursuant to statutory severance or Company Benefit Plans in effect as of the date of this Agreement), (C) accelerate the vesting of, or the lapsing of forfeiture restrictions or conditions with respect to, any equity or equity-based awards, (D) establish or cause the funding of any “rabbi trust” or similar arrangement, (E) establish, adopt, amend or terminate any arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement (other than (1) to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business or (2) to approve performance metrics under its annual and quarterly bonus plans and commission plans in the ordinary course of business as provided under Section 5.01(b)(v)(A)) or (F) (1) hire or promote any person for employment with the Company or any Company Subsidiary at a level of director or higher or terminate (other than for cause) any Company Employee at a level of director or higher, provided, that the Company or any Company Subsidiary may hire or promote any person at a level of director or higher to fill any such position that is vacant as of the date of this Agreement or that becomes vacant thereafter, or (2) hire, promote or terminate any other Company Employee, in each case of this clause (2), other than in the ordinary course of business consistent with past practice;

(vi) change its financial accounting methods, principles or practices, except insofar as may be required by a change in GAAP or applicable Law, or revalue any of its material assets, other than as required by GAAP;

(vii) (A) acquire or agree to acquire in any transaction (including by means of a consolidation or merger) any equity interest in or business of any Person or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business or any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, in each case, in the ordinary course of business) or (B) enter into any new line of business outside of its existing business;

(viii) sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its material properties, assets or rights or any interest therein, other than, in the case of Company Owned IP, as permitted by Section 5.01(b)(xiii) and, in the case of any other properties, assets or rights, in the ordinary course of business consistent with past practice, including sales of Company Products in the ordinary course of business;

(ix) (A) incur, create, assume or otherwise become liable for any Indebtedness owed to a third Person, or amend, modify or refinance any Indebtedness owed to a third Person, except with respect to any Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate, (B) incur, create, assume or otherwise become liable for or prepay any equipment leases or sales installment Contracts, except with respect to equipment leases entered into in the ordinary course of business consistent with past practice, or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Company Subsidiary;

(x) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto not included in or contemplated by the Company’s capital expenditures budget that individually is in excess of $2,000,000;

(xi) (A) terminate, amend or modify any Material Contract or Material Lease, or enter into, amend or modify any Contract that would be a Material Contract or Material Lease if it had been entered into prior to the date of this Agreement, other than any termination, amendment or modification of a Material Contract made in the ordinary course of business consistent with past practice (including in connection with standard pricing negotiations), but in each case (1) subject to the other restrictions set forth in this Section 5.01 and (2) provided that such any such new Contract or amendment or modification of a Contract does not impose any new or additional restrictions or obligations on the Company or any Company Subsidiary of the type contemplated by Section 3.15(b)(i) through Section 3.15(b)(vi) other than renewals of such existing restrictions or obligations to the extent such renewals do not impose any more onerous restrictions or obligations on the Company or any Company Subsidiary, (B) waive, release or assign any material rights, claims or benefits under any Material Contract or Material Lease, (C) enter into any collective bargaining or similar written material labor union agreement applicable to Company Employees, (E) enter into any Contract relating to the acquisition of title to any real property or (F) enter into any Contract relating to the sale of Owned Real Property;

(xii) (A) commence any Action (other than as a result of an Action commenced against the Company or any of the Company Subsidiaries), or (B) discharge, settle or compromise any Action other than a settlement solely for monetary damages (without any admission of Liability or other adverse consequences or restriction on the Company, any Company Subsidiary, Parent, Merger Sub or Surviving Corporation) not in excess of $500,000 individually or $1,500,000 in the aggregate;

(xiii) abandon, allow to lapse, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Company Owned IP, or enter into Contracts that impose material restrictions upon the Company or any of its Affiliates with respect to Intellectual Property rights owned by any third party, in each case other than non-exclusive licenses to customers, suppliers or service providers made in the ordinary course of business consistent with past practice;

(xiv) settle or compromise any material Liability for Taxes, settle, compromise or initiate any material Tax Action, file any amended material Tax Return or claim for material Tax refund of surrender any claim for a material Tax refund, revoke or modify any material Tax election, change or request to change any accounting methods for Tax purposes, file any material Tax Return other than on a basis consistent with past practice (except as required under applicable Law), enter into or request to enter into any material Tax allocation, sharing or indemnity Contract (other than any credit, lease or other commercial Contract the primary purpose of which does not relate to Taxes), or request any Tax ruling or Tax holiday;

(xv) other than pursuant to any change in any insurance broker, fail to renew, make payments as due and otherwise comply in all material respects with the terms of material insurance policies with respect to the assets, operations and activities of the Company and the Company Subsidiaries as currently in effect;

(xvi) take any action not permitted by this Agreement or omit to take any action required by this Agreement that would or would be reasonably likely to (A) result in any of the conditions set forth in Article VII not being satisfied or (B) materially impair the ability of a Party to consummate the transactions contemplated hereby, including the Merger, in accordance with the terms of this Agreement or materially delay such consummation; or

(xvii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Control of Operations. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

Section 5.02 No Solicitation by the Company; Company Board Recommendation.

(a) Except as otherwise expressly permitted by this Section 5.02, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, nor will it authorize or permit any of its Affiliates or any of its or their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, directly or indirectly: (i) solicit or initiate, or knowingly encourage, induce or facilitate, any Takeover Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to a Takeover Proposal; (ii) other than solely to the extent necessary to inform a Person of the existence of the provisions contained in this Section 5.02, participate in any discussions or negotiations with any Person (other than with Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to, or furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any information with respect to, or cooperate in any way with any Person (other than with Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to, any Takeover Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to a Takeover Proposal; (iii) agree to, approve, endorse, recommend or consummate any Takeover Proposal or enter into any letter of intent, memorandum of understanding, agreement in principle or similar document, or any Contract (other than an Acceptable Confidentiality Agreement entered into compliance with this Section 5.02) or commitment contemplating any Takeover Proposal; (iv) take any action to make the provisions of any state takeover statute or similar applicable Law (including the restrictions under Section 203 of the DGCL), or any anti-takeover provision in the Company Charter, inapplicable to any transactions contemplated by any Takeover Proposal; (v) grant any waiver, amendment or release under any standstill or similar agreement (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such standstill or similar agreement to the extent permitted thereby to do so); or (vi) enter into any Contract that would restrict the ability of the Company to comply with its obligations under this

Section 5.02; or (vii) resolve or agree to do any of the foregoing. The Company will, and will cause its Affiliates and its and their respective Representatives to, immediately (i) cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal or any inquiry, proposal or request for information that may reasonably be expected to lead to a Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives, (iii) terminate all physical and electronic data room access previously granted to any such Person or its Representatives, and (iv) enforce the provisions of any existing confidentiality or non-disclosure Contract entered into with respect to any potential Takeover Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.02(a), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) the Company has received from a third party a written, bona fide Takeover Proposal, (ii) a material breach of this Section 5.02 has not led to the making of such Takeover Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside counsel, that (A) such Takeover Proposal constitutes or is reasonably likely to lead to, or result in, a Superior Proposal, and (B) the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, then the Company may, subject to clauses (x), (y) and (z) below, (1) furnish confidential information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal or (2) participate in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, however, that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person unless the Company first enters into an Acceptable Confidentiality Agreement with such Person, (y) will promptly (and in any event within 48 hours) provide to Parent notice of its intention to enter into such Acceptable Confidentiality Agreement and a copy of such Acceptable Confidentiality Agreement, and (z) will provide to Parent prior to or substantially concurrent with the time it is provided to such Person any non-public information not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 5.02(a) or in this Section 5.02(b), the Company may, following the receipt of a Takeover Proposal or an inquiry, proposal or request for information that may reasonably be expected to lead to a Takeover Proposal, contact the Person that has made such Takeover Proposal, inquiry, proposal or request to clarify the terms and conditions thereof solely to the extent necessary to enable the Company Board to determine whether such Takeover Proposal, inquiry, proposal or request constitutes or is reasonably likely to lead to, or result in, a Superior Proposal, and to inform such Person of the provisions of this Section 5.02.

(c) From and after the date of this Agreement and prior to the Effective Time, the Company will promptly (and in any event within 48 hours) notify Parent, in writing, in the event the Company or any Company Subsidiary or any of their respective Representatives receives (i) a Takeover Proposal or an inquiry, proposal or request for information that is reasonably expected to lead to, or result in, a Takeover Proposal, (ii) a request to engage in discussions or negotiations with respect to a Takeover Proposal, or (iii) a request for non-public information to the Company or any Company Subsidiary in contemplation of a Takeover Proposal. The Company shall provide Parent promptly (and in any event within 48 hours) with the identity of any Person making any such Takeover Proposal, inquiry, proposal or request and a copy of such Takeover Proposal, inquiry, proposal or request (or, where such Takeover Proposal, inquiry, proposal or request is not in writing, a written description of the Company’s understanding of the material terms and conditions of such Takeover Proposal, inquiry, proposal or request), including any modifications thereto. The Company shall (i) keep Parent reasonably informed on a current basis (and in any event no later than 48 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Takeover Proposal, inquiry, proposal or request (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, and (ii) provide Parent promptly (and in any event within 48 hours) after receipt thereof of copies of any written material that constitutes a Takeover Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreement and any financing commitments related thereto. Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal in accordance with Section 5.02(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) Except as expressly permitted pursuant to this Section 5.02, neither the Company Board nor any committee thereof will (i)(A) withdraw, modify or qualify in a manner adverse to Parent or Merger Sub the Company Board Recommendation or the approval or declaration of advisability by the Company Board of this Agreement and the transactions contemplated hereby (including the Merger) or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Takeover Proposal (any action in this clause (i) being referred to as a “Adverse Recommendation Change”) or (ii) adopt, or propose publicly to adopt, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle or similar document or any other Contract relating to any Takeover Proposal.

(e) Notwithstanding anything in Section 5.02(d) to the contrary, but subject to Section 5.02(g), if at any time prior to obtaining the Company Stockholder Approval an Intervening Event occurs or arises, the Company Board may make an Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law.

(f) Notwithstanding anything in Section 5.02(a) or Section 5.02(d) to the contrary, but subject to Section 5.02(g), at any time prior to obtaining the Company Stockholder Approval if (i) the Company receives from a third party a Takeover Proposal after the date of this Agreement, (ii) a material breach by the Company of this Section 5.02 has not led to the making of such Takeover Proposal, and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside counsel, that (A) such Takeover Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent and (B) the failure to approve or recommend such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, then the Company Board may effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(ii) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal.

(g) Notwithstanding anything in this Agreement to the contrary, the Company Board may not effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 5.02(f) unless:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, or Intervening Event, as the case may be, which notice shall specify, in reasonable detail, (A) in the case of any action being taken in connection with a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the Person making such Superior Proposal), and shall have contemporaneously provided to Parent a copy of any proposed definitive Contract(s) with respect to such Superior Proposal (the “Alternative Acquisition Agreement”), or (B) in the case of any action being taken in connection with an Intervening Event, the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for making an Adverse Recommendation Change as a result of such Intervening Event;

(ii) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal or to obviate the basis for an Adverse Recommendation Change; and

(iii) following any negotiation described in Section 5.02(g)(ii), the Company Board determines, after taking into account any changes to the terms of this Agreement agreed to or proposed in writing by Parent, that (A) in the case of any action being taken in connection with a Takeover Proposal, such Takeover Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed in writing by Parent) continues to constitute a Superior Proposal and that the failure to approve or recommend such Superior Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law or (B) in the case of any action being taken in connection with an Intervening Event, the failure to make an Adverse Recommendation Change in respect of the Intervening Event would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law.

The Parties agree that for purposes of calculating the Notice Period, (A) the first Business Day will be the first Business Day after the date Parent has received notice from the Company, (B) the fourth Business Day will end at 5:00 pm, Pacific time, on such date, and (C) in the event of any material revisions to the terms of a Takeover Proposal after the start of a Notice Period, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02(g) with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice except that in the event of any such material revisions the Notice Period shall end at 5:00 pm, Pacific time, on the later of (1) the date the Notice Period was originally scheduled to expire and (2) the second Business Day following the delivery of the notice setting forth such material revisions.

(h) Nothing contained in this Section 5.02 will prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that in no event will the Company Board make an Adverse Recommendation Change except as permitted by Section 5.02(f).

(i) The Company agrees that any violations of the restrictions set forth in this Section 5.02 by any of its Representatives will be deemed to be a breach of this Agreement by the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Proxy Statement; Company Stockholders Meeting.

(a) As promptly as practicable after the date of this Agreement (and in any event within 15 Business Days after the date of this Agreement), the Company shall (i) prepare and file with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (such proxy statement, including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, as each may be amended or supplemented, the “Proxy Statement”) in preliminary form as required by the Exchange Act and (ii) set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company shall consult with Parent in good faith regarding the foregoing. The Proxy Statement will comply as to form and substance in all material respects with the requirements of the Exchange Act and the Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof. The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall provide Parent and Merger Sub with any comments that may be received from the SEC or its staff with respect thereto, shall respond as promptly as practicable to any such comments made by the SEC or its staff with respect to the Proxy Statement, and shall cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders at the earliest practicable date. Each of Parent and Merger Sub will promptly furnish all information concerning such Person and its Affiliates to the Company, and provide such other assistance to the Company, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement will include all information reasonably requested by Parent and Merger Sub to be included therein. If at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors, partners or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel.

(b) As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, the Company shall duly call, give notice of, convene and hold (on a date selected by the Company and reasonably acceptable to Parent) the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company shall, through the Company Board, make the Company Board Recommendation, include such Company Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except, in each case, during such time as a valid Adverse Recommendation Change is in effect. The Company may, without the prior consent of Parent, make one or more successive postponements or adjournments of the Company Stockholders Meeting (i) to ensure that any supplement or amendment to the Proxy Statement required under applicable Law is timely provided to the Company’s stockholders within a reasonable amount of time, in the good faith judgment of the Company Board (after consultation with its outside counsel), in advance of the Company Stockholders Meeting, (ii) if required by applicable Law or a request from the SEC or its staff or (iii) if, on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to obtain the Company Stockholder Approval, whether or not a quorum is present; provided that (A) the duration of any such adjournment or postponement shall be limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement, (B) no single such adjournment or postponement shall be for more than five Business Days except as may be required by federal securities Laws, and (C) in the case of clause (iii), the Company Stockholders Meeting shall not be postponed to later than the date that is ten Business Days after the date for which the Company Stockholders Meeting was originally scheduled without the prior written consent of Parent. All other postponements or adjournments shall require the prior written consent of Parent. Notwithstanding anything herein to the contrary, the Company agrees that (i) its obligations pursuant to this Section 6.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Takeover Proposal or the occurrence of an Intervening Event and (ii) unless this Agreement is terminated in accordance with its terms, the Company’s obligation to duly call, give notice of, convene and hold the Company Stockholders Meeting will not be affected by the occurrence of any Adverse Recommendation Change.

Section 6.02 Access; Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company will, and will cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, afford Parent Merger Sub, and the Equity Investor, and their respective Representatives, reasonable access during normal working hours upon reasonable advance notice to the officers, employees, agents, assets, properties, offices, plants and other facilities, books and records of the Company or any of the Company Subsidiaries; provided, however, that none of Parent, Merger Sub or the Equity Investor, or their respective Representatives, may access or enter onto any property, office, plant or other facility, or otherwise inquire about or investigate the Company’s or any of its Subsidiaries operations, for purposes of conducting any environmental site visit, assessment, investigation (including any testing, sampling or intrusive measures) without the prior, express written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything in this Section 6.02 to the contrary, the Company may withhold any document or information the disclosure of which (i) would cause a violation of applicable Law or (ii) would be reasonably likely to risk a loss of legal privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by the Company pursuant to the immediately preceding sentence, it will, to the extent possible without violating Law or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. All information obtained by Parent or its Representatives pursuant to this Section 6.02 will be held confidential in accordance with the terms of the Bilateral Confidential Disclosure Agreement, dated September 9, 2016 (the “Confidentiality Agreement”), between the Company and Canyon Bridge Capital Partners, Inc.

Section 6.03 Financing Arrangements.

(a) Subject to the terms and conditions of this Agreement, without the prior written consent of the Company, each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing, (ii) impose new or additional (or adversely modifies any existing) conditions to the receipt of the Financing, (iii) adversely affect the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter, or (iv) impede, prevent or materially delay the Closing or the other transactions contemplated by this Agreement. Parent shall have the right to permit the Equity Investor or any other party to the Equity Commitment Letter to assign its or their commitments thereunder to other equity financing sources, to the extent consistent with the prior sentence and to the extent that this would not reasonably be expected to impede, delay, prevent or adversely impact receipt of the HSR Antitrust Clearance, the CFIUS Approval, or any other Regulatory Filing or necessary approval or clearance under Section 6.04(a)(ii). Any reference in this Agreement to the “Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 6.03 and “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 6.03.

(b) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) satisfy all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter, (iii) consummate the Financing at or prior to the Closing, and (iv) comply with its obligations pursuant to the Equity Commitment Letter. Parent will notify the Company as soon as reasonably practicable if, at any time prior to the Closing Date, (i) the Equity Commitment Letter shall expire or be terminated for any reason, (ii) the Equity Investor or any other equity financing source notifies Parent that it no longer intends to provide financing to Parent in accordance with the Equity Commitment Letter, or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain the Financing.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.03 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against the Equity Investor or any other financing source (including any financing source of the Equity Investor) to enforce its rights pursuant to the Equity Commitment Letter or (ii) seek the Financing from any source other than the Equity Investor or in any amount in excess of that contemplated by the Equity Commitment Letter.

(d) Prior to the Closing, and without limiting its obligations pursuant to Section 6.04, the Company shall, and shall cause the Company Subsidiaries to, and shall use reasonable efforts to cause its and their respective Representatives to, in each case, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement and consummation of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries), including by participating in a reasonable number of meetings, presentations, road shows and due diligence sessions at reasonable times and with reasonable advance notice, and furnishing Parent and the Equity Investor as promptly as reasonably practicable following the delivery of a request therefor to the Company by Parent (which notice shall state with specificity the information requested) for such financial and other information regarding the Company as is reasonably available to the Company at such time and is customarily provided in connection with such financings; it being understood that the Company shall have satisfied its obligations if the Company shall have used its reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The foregoing notwithstanding, neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.03 that would: (i) require the Company, the Company Subsidiaries or any directors of the Company or the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement; (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries; (iii) require the Company or any Company Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any Company Subsidiary under any agreement, certificate, document or instrument be effective prior to the Closing; (iv) cause any director, officer or employee or stockholder of the Company or any Company Subsidiary to incur any personal liability; (v) conflict with any applicable Laws or the Company Charter, Company Bylaws or the organizational documents of any Company

Subsidiary; (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract; (vii) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; or (viii) require the Company or any Company Subsidiary to enter into any instrument or agreement that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or Company Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 6.03 and any information used in connection therewith, except to the extent such losses or liabilities arose out of or resulted from (i) information provided in writing by or on behalf of the Company or any Company Subsidiary or any of its or their respective Representatives or (ii) the gross negligence, fraud, bad faith or Willful Breach by the Company, any Company Subsidiary or any of its or their respective Representatives.

(e) If requested by Parent, the Company shall provide reasonable cooperation to Parent and Merger Sub in arranging for, at the Closing, the termination or redemption of (i) the Indebtedness of the Company set forth in Section 6.03(e) of the Company Disclosure Letter and (ii) any other Indebtedness of the Company and Company Subsidiaries, together with the procurement of customary payoff letters in connection therewith; provided that in no event shall this Section 6.03(e) require the Company to cause any such Indebtedness of the Company and its Subsidiaries to be terminated prior to the Effective Time.

(f) For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 6.03 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing to be obtained by Parent or Merger Sub with respect to the Merger and the other transaction contemplated by this Agreement and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations.

Section 6.04 Required Actions.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from third parties, including as required under any Material Contract or Material Lease and (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including making the Regulatory Filings and obtaining the HSR Antitrust Clearance and the CFIUS Approval.

(b) In connection with, and without limiting, the efforts referenced in Section 6.04(a), Parent or Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, shall (i) prepare and file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as soon as reasonably practicable after the date of this Agreement (and in any event within 30 days following the date of this Agreement), (ii) jointly prepare and pre-file with CFIUS a draft joint voluntary notice pursuant to the DPA relating to this Agreement and the transactions contemplated hereby as soon as reasonably practicable after the date of this Agreement, and then as soon as reasonably practicable after CFIUS notification that the draft joint voluntary notice meets all requirements of 31 C.F.R. § 800.402 of the regulations, jointly file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the transactions contemplated by this Agreement, and (iii) promptly determine whether any other filings are required to be made with, and whether any other consents, approvals, permits or authorizations are required to be obtained from, any Governmental Entity under any other applicable Law in connection with the transactions contemplated hereby, and if so, to prepare and file any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (i) through (iii) collectively, “Regulatory Filings”).

(c) In connection with, and without limiting, the efforts referenced in Section 6.04(a) or the obligations of the Parties under Section 6.04(b), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Entity, (i) cooperate and coordinate with the other Parties in the making of Regulatory Filings (including, to the extent permitted by applicable Law, providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Entity under any applicable Law with respect to any Regulatory Filing, (ii) supply the other Parties with any information and reasonable assistance that may be required or reasonably requested in connection with the making of any Regulatory Filing within a reasonable period, (iii) supply, within an allowed reasonable period, any additional or supplemental information or assistance that may be required or requested by the FTC, the DOJ, CFIUS and any other applicable Governmental Entity to which any such filing is made under any other applicable Law, and (iv) subject to Section 6.04(f), use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the HSR Antitrust Clearance and the CFIUS Approval, in each case as soon as practicable, and to avoid any impediment to the consummation of the Merger under any applicable Law, including using reasonable best efforts to take all such action as may be necessary to resolve such objections, if any, as the FTC, the DOJ, CFIUS or any other Governmental Entity or Person may assert with respect to the Merger or the other transactions contemplated by this Agreement.

(d) Each of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Entity, promptly inform the other Parties of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with any Regulatory Filings or investigations with, by or before any Governmental Entity relating to this Agreement or the transactions contemplated hereby, including any Actions initiated by a private party. If any Party or Subsidiary or other Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Entity, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to the Merger or any other transactions contemplated hereby, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Parties apprised with respect to any material communications with any Governmental Entity regarding the Merger or any other transactions contemplated hereby, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Merger or any other transactions contemplated hereby, and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Entity relating to the Merger or any other transactions contemplated hereby. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis if allowed or required under applicable Law.

(e) In connection with, and without limiting, the efforts referenced in Section 6.04(a) or the obligations of the Parties under Section 6.04(b), except as otherwise provided in this Agreement (including Section 6.04(f)), each of Parent, Merger Sub and the Company shall offer to take (and if such offer is accepted, to take or commit to take) all steps: (i) necessary to obtain all consents, approvals or nonactions required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement; and (ii) necessary to avoid or eliminate impediments under any Law that may be asserted by the FTC, the DOJ, CFIUS or any other Governmental Entity or other Person with respect to the Merger and any other transaction contemplated by this Agreement, in each case so as to enable the Closing to occur as promptly as practicable following the date of this Agreement and, in any event, prior to the Outside Date, and, if necessary, will participate in any Action in order to defend against any action by any Governmental Entity or private party to prevent or enjoin the consummation of the transactions contemplated by this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, none of the Company, Parent, Merger Sub or any of their respective Subsidiaries shall be required to (and the Company may not, without the prior written consent of Parent) become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates,

(ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates in any manner, (iii) agree to any Foreign Ownership, Control or Influence mitigation arrangement, including any Special Security Agreement, National Security Agreement or other mitigation arrangement, or (iv) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation or Parent or any of their respective Subsidiaries or Affiliates; provided, however, that to the extent necessary to obtain the HSR Antitrust Clearance or the CFIUS Approval, the Parties shall (and shall cause their respective Subsidiaries or Affiliates to) take or agree to take the actions set forth in Section 6.04(f) of the Company Disclosure Letter and take or agree to take other actions or accept other restrictions or conditions if, but only if, such actions, restrictions or conditions, considered collectively, would not reasonably be expected to (i) cause Parent’s control or ownership of the Surviving Corporation and the Company Subsidiaries to be passive or to otherwise restrict the ability of Parent to control and operate the Surviving Corporation and the Company Subsidiaries or their respective businesses, assets or operations by a requirement to enter into a Special Security Agreement or similar arrangement, appoint a proxy or elect one or more independent directors to the board of directors or governing body of Parent or the Surviving Corporation or any of their respective Subsidiaries, except through a requirement to relinquish ownership rights permitted pursuant to the following subsection; (ii) require Parent to divest, exclusively license, transfer, hold separate, cease operating or otherwise relinquish ownership rights with respect to one or more FPGA, CPLD or wireless business units, product lines, assets or technologies of the Surviving Corporation and the Company Subsidiaries whose total revenue (A) over the 12 month period ended the date of this Agreement has exceeded, in the aggregate, $10.0 million, or (B) is anticipated to exceed in the period ending 24 months after the date of this Agreement based on forecasts provided by the Company to Parent, in the aggregate, $10.0 million or (iii) adversely affect in a material manner the operation or management of the Surviving Corporation’s and the Company Subsidiaries’ businesses, as conducted as of the date hereof, except through a requirement to relinquish ownership rights permitted pursuant to the preceding subsection.

(g) Parent shall adopt this Agreement as the sole stockholder of Merger Sub and provide duly executed proof of such adoption to the Company immediately following the execution of this Agreement.

Section 6.05 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time until the expiration of the applicable statute of limitations, Parent will cause the Surviving Corporation to honor all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) as provided in the Company Charter or Company Bylaws (and comparable governing documents of the Company Subsidiaries) or in any Contract with the Company or any Company Subsidiary (which Contracts are set forth in Section 3.15(b)(vi) of the Company Disclosure Letter), in each case as in effect on the date of this Agreement, for acts or omissions occurring prior to the Effective Time.

(b) For a period of six years from the Effective Time, Parent will cause to be maintained in effect the coverage provided by the directors’ and officers’ liability insurance policies in effect as of the Effective Time by the Company and the Company Subsidiaries on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event will Parent be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy in effect on July 1, 2016 (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Parent will obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, provided that without Parent’s consent, the cost of such “tail” policy will not exceed the Maximum Amount.

(c) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.05. The provisions of this Section 6.05 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.06 Fees and Expenses. Except as provided in Section 8.02(b) and Section 8.02(c), all fees and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 6.07 Transaction Litigation. The Company will as promptly as reasonably practicable, and in any event within two Business Days of being served, notify Parent in writing of and give Parent the opportunity to participate in the defense or settlement of, any Action against the Company or its Representatives by a holder of securities of the Company relating to the Merger or the other transactions contemplated hereby and no such settlement will be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the Company’s obligations under Section 6.04, the Company will cooperate, and will cause the Company Subsidiaries and its and their respective Representatives to cooperate, in the defense against such Action.

Section 6.08 Section 16 Matters. Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Merger and the other transactions contemplated hereby by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09 Public Announcements. The Parties agree that the initial press release(s) to be issued with respect to the execution of this Agreement shall be in a form mutually agreed to by Parent and the Company. Thereafter, each of Parent and the Company agree that no public release, announcement, press conference, conference call with investors or analysts or other public statement concerning this Agreement or the transactions contemplated herein (or that could reasonably be expected to relate to this Agreement or the transactions contemplated herein) will be issued, held or made by any Party or its Subsidiaries without prior consultation with and the prior consent of the other Party, except as may be required by applicable Law, in which case the Party required to make the release or announcement will use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance, and the relevant Party will consider such comments in good faith, provided, however, that the restrictions set forth in this Section 6.09 will not apply to any release or announcement made or proposed to be made by the Company in connection with any Takeover Proposal.

Section 6.10 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

Section 6.11 Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part pursuant to applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, provided the Company shall not be required to take any action that would be effective or irrevocable prior to the Effective Time.

Section 6.12 Company SEC Documents. From the date of this Agreement to the Effective Time, the Company will timely file with the SEC all Company SEC Documents required to be filed by it under the Exchange Act or the Securities Act, and should any error or omission in a previously filed Company SEC Document be identified, the Company will make any required filings or amendments necessary to ensure that such filings do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Document will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Document filed pursuant to the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after to the date of this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.

Section 6.13 Employees.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation or any Subsidiary of Parent to provide each Company Employee who continues to be employed by Parent, the Surviving Corporation or any Subsidiary of Parent as of the Effective Time (each, a “Continuing Employee”) with (i) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash performance bonus opportunities (but not equity or cash-settled equity based incentive opportunities) that are no less than the target annual cash performance bonus opportunities in effect with respect to such Continuing Employee immediately prior to the Effective Time, (iii) severance pay and benefits to any Continuing Employee who incurs a “qualifying termination” at any time during the one-year period following the Effective Time at levels that are no less favorable than the levels of such severance pay and benefits as in effect under the applicable Company Benefit Plans immediately prior to the Effective Time (where, for such purpose, “qualifying termination” shall mean any termination of employment that would have resulted in severance pay and benefits under such Company Benefit Plan if such termination had occurred immediately prior to the Effective Time), and (iv) other employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time. In addition, without limiting the foregoing, Parent shall, or shall cause the Surviving Corporation or any Subsidiary of Parent to, pay the amount of any cash bonus or commission that becomes earned and payable to eligible employees of the Company or any Company Subsidiary pursuant to the terms of those Company Benefit Plans that are cash bonus or commission plans set forth in Section 6.13(a) of the Company Disclosure Letter and made available to Parent by the Company prior to the Effective Time, for the fiscal year in which the Effective Time occurs in accordance with their terms.

(b) Effective as of the Effective Time and thereafter, Parent will, or will cause the Surviving Corporation or any Subsidiary of Parent to, cause any employee benefit plans (but excluding any defined benefit pension, retiree welfare benefit or equity compensation plans) in which any Continuing Employee is eligible to participate following the Effective Time (collectively, the “Post-Closing Plans”) to recognize for purposes of eligibility, vesting and level of benefits thereunder, service with the Company and Company Subsidiaries and their respective predecessor entities, in each case, to the same extent such service was recognized under a comparable Company Benefit Plan prior to the Effective Time (except to the extent such service credit would result in a duplication of benefits with respect to the same period of service). With respect to any Post-Closing Plan that is a health or welfare benefit plan which replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, Parent will, and will cause its Affiliates to (i) waive all limitations as to preexisting condition exclusions and all waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee to the extent waived or satisfied under the comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, (ii) provide that Continuing Employees will be immediately eligible to participate in any such Post-Closing Plan, without any waiting period, to the extent such Continuing Employee was eligible to participate in the comparable Company Benefit Plan immediately prior to the Effective Time, and (iii) credit each Continuing Employee for any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Continuing Employee (and his or her covered dependents) under the terms of the Company Benefit Plan toward satisfying any applicable deductible, co-payment or out-of-pocket requirements under the applicable Post-Closing Plan that replaces such Company Benefit Plan for the plan year in which the Effective Time occurs.

(c) With respect to any accrued but unused vacation and paid time off to which any Continuing Employee is entitled pursuant to the vacation and paid time off policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any Subsidiary of Parent to, assume the liability for such accrued vacation and paid time off and allow such Continuing Employee to use such accrued vacation and paid time off in accordance with the practice and policies of Parent, the Surviving Corporation or any Subsidiary of Parent.

(d) The Company shall not implement any plant closing or layoff of employees that implicates the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Law from the date of this Agreement until the Effective Time without advance notice to Parent.

(e) Nothing contained in this Section 6.13 or any other provision of this Agreement (i) will confer upon any Company Employee or other individual service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Subsidiary of Parent, (ii) will be construed to amend or modify, as of the date of this Agreement, any Company Benefit Plan or any benefit or compensation plan, program, agreement, contract, policy or arrangement sponsored by Parent or its Affiliates, (iii) limits the ability of Parent or its Affiliates to amend or modify any benefit or compensation plan, program, policy or Contract that is assumed, established, sponsored or maintained by Parent or its Affiliates, provided any such amendment or modification must comply with the terms thereof and applicable Law, (iv) creates any third-party beneficiary rights or obligations in any Person (including any Continuing Employee) other than the Parties, or (v) limits the right of Parent or its Affiliates to terminate, in accordance with applicable Law, the employment or service of any Company Employee or other individual service provider of the Company or any Company Subsidiary.

Section 6.14 Escrow Matters. Concurrently with the execution of this Agreement, Parent has caused to be deposited an amount equal to the Parent Termination Fee (the “Escrow Deposit”) with Citibank, National Association, as escrow agent (“Escrow Agent”), as collateral and security for the payment of the Parent Termination Fee or for any Action by the Company against Parent or Merger Sub pursuant to Section 8.02(a) or 8.02(f), which amount will be held in a segregated account (the “Escrow Account”) by the Escrow Agent in accordance with the terms and conditions of the Escrow Agreement. Parent and the Company will cause the Escrow Agent to hold the Escrow Deposit in the Escrow Account pursuant to the terms and conditions of the Escrow Agreement until the earlier of:

(a) the Effective Time, at which time all funds held in the Escrow Account will be released to the Paying Agent as part of the aggregate Merger Consideration pursuant to Section 2.02 (and Parent and the Company will take such action as may be necessary to cause the Escrow Agent to release such funds to the Paying Agent);

(b) two Business Days following the date on which the Escrow Agent is instructed jointly in writing by Parent and the Company to release such funds, at which time all funds held in the Escrow Account will be released as provided in such joint written notice;

(c) two Business Days following the date on which the Escrow Agent and the Company are each advised in writing by Parent that this Agreement has been validly terminated pursuant to Section 8.01(c)(ii), at which time all funds held in the Escrow Account will be released to Parent or its designees in accordance with the instructions set forth in such written notice from Parent;

(d) 10 days following the date on which the Escrow Agent and Parent are each advised in writing by the Company that this Agreement has been validly terminated pursuant to Sections 8.01(c)(i)(B) or 8.01(c)(iii), at which time the Escrow Agent will release (i) to the Company, an amount equal to the Parent Termination Fee in accordance with Section 8.02(c) and Section 8.02(d), and (ii) to Parent or its designees, all funds remaining in the Escrow Account following the release contemplated by the foregoing clause (d)(i), unless prior to the expiration of such 10 day period Parent has commenced an Action seeking to enjoin such release, in which case no funds from the Escrow Account will be released unless and until (A) such Action has been finally resolved and the Escrow Agent receives an Order setting forth the manner in which all funds held in the Escrow Account are to be released or (B) the Escrow Agent receives joint instructions from Parent and the Company with respect to the release of the funds held in the Escrow Account; and

(e) 30 days following the date on which the Escrow Agent and the Company are each advised in writing by Parent that this Agreement has been validly terminated pursuant to Section 8.01 (other than pursuant to Section 8.01(c)(i)(B), Section 8.01(c)(ii) or Section 8.01(c)(iii)), at which time all funds held in the Escrow Account will be released to Parent or its designees in accordance with the instructions set forth in such written notice from Parent unless prior to the expiration of such 30 day period (i) the Company has sent a notice pursuant to Section 6.14(d), in which case Section 6.14(d) shall control any release of funds in the Escrow Account, or (ii) the Company has commenced an Action against Parent alleging a breach of this Agreement by Parent or Merger Sub as a result of which the Agreement was or could have been terminated pursuant to Section 8.01(c)(i)(A), in which case no funds from the Escrow Account will be released unless and until (A) such Action has been finally resolved and the Escrow Agent receives an Order setting forth the manner in which all funds held in the Escrow Account are to be released or (B) the Escrow Agent receives joint instructions from Parent and the Company with respect to the release of the funds held in the Escrow Account.

Section 6.15 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub and Parent and Merger Sub shall give prompt notice to the Company of (a) any written notice received from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement, including the Merger, (b) any Actions commenced or, to such Party’s Knowledge, threatened against or involving such Party or any of its Subsidiaries that relate to the transactions contemplated by this Agreement, including the Merger, (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would cause any representation or warranty made by such Party contained in this Agreement to be, with respect to the Company, untrue or inaccurate such that the condition set forth in Section 7.02(a) would not be satisfied, and with respect to Parent and Merger Sub, untrue or inaccurate such that the condition set forth in Section 7.03(a) would not be satisfied, and (e) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.15 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approval. (i) The HSR Antitrust Clearance shall have been obtained, (ii) any affirmative approval of a Governmental Entity required under the antitrust, anti-monopoly and competition Laws set forth in Section 3.05(b) of the Company Disclosure Letter shall have been obtained or deemed to have been obtained under such applicable Law or any applicable waiting period under any such Law shall have expired and (iii) the CFIUS Approval shall have been obtained.

(c) No Legal Restraints. No applicable Law and no Order, preliminary, temporary or permanent, will be in effect that prevents, makes illegal or prohibits the consummation of the Merger or the other transactions contemplated hereby.

(d) No Governmental Litigation. There will not be pending any Action brought by a Governmental Entity challenging or seeking to restrain, prohibit, rescind or unwind (i) the consummation of the Merger or the other transactions contemplated hereby or (ii) the ability of Parent to (A) acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Company or the Company Subsidiaries, including the right to vote, or (B) control the business or operations of the Company or any Company Subsidiary.

Section 7.02 Condition to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The (i) representations and warranties of the Company contained in Section 3.03(a) and Section 3.03(b) will be true and correct in all respects (except where the failure to be true and correct in all respects would not reasonably be expected to result in additional Liability to the Company, Parent or their respective Affiliates in excess of $500,000 in the aggregate), (ii) the representations and warranties of the Company in Section 3.08(a) will be true and correct in all respects, (iii) representations and warranties of the Company contained in Section 3.01(a), Section 3.03 (other than Section 3.03(a) and Section 3.03(b)) Section 3.03(d), Section 3.04, Section 3.06(b), Section 3.20, Section 3.21, and Section 3.24 will be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) all other representations and warranties of the Company contained in this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(d) Officers’ Certificate. Parent shall have received a certificate signed by the chief executive officer or chief financial officer of the Company certifying as to the matters set forth in Section 7.02(a),Section 7.02(b) and Section 7.02(c).

Section 7.03 Condition to the Company’s Obligation to Effect the Merger. The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer or chief financial officer of Parent certifying as to the matters set forth in Section 7.03(a) and Section 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before August 1, 2017 (as such date may be extended pursuant to this Section 8.01(b)(i), the “Outside Date”); provided, however, that if the satisfaction of the last to be satisfied or waived (where permissible) of the conditions set forth in Article VII (other than those conditions that by their nature are only capable of being satisfied at the Closing, but each of which at such time is capable of being satisfied) occurs less than five Business Days prior to the Outside Date, the Outside Date shall be deemed to be extended to the extent necessary to permit the Closing to occur in accordance with Section 1.02, but no later than 12:00 p.m., Pacific time on the date that is five Business Days after the satisfaction of the last to be satisfied of the conditions set forth in Article VII (other than those conditions that by their nature are only capable of being satisfied at the Closing, but each of which at such time is capable of being satisfied); provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party if such failure of the Merger to occur on or before the Outside Date is a result of a breach of this Agreement by such Party;

(ii) if any Governmental Entity having competent jurisdiction (other than a PRC Governmental Entity) shall have (A) enacted, issued, promulgated or enforced any Law that makes consummation of the Merger illegal or otherwise prohibited or (B) enacted, issued, promulgated, enforced or entered any final and nonappealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by the Company:

(i) (A) if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in Section 6.04 with respect to seeking the CFIUS Approval and satisfying the condition set forth in Section 7.01(b)(iii) or (B) if Parent or Merger Sub breaches or fails to perform any of its other covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, in each case which breach or failure (1) would give rise to the failure of a condition set forth Section 7.03(a) or Section 7.03(b) and (2) is not cured or reasonably capable of being cured by the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition set forth Section 7.02(a) or Section 7.02(b) would not be satisfied;

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.02(f), provided that the Company (A) shall substantially concurrently with such termination entered into the associated Alternative Acquisition Agreement, (B) shall not have breached or failed to perform in any material respect any of its obligations under Section 5.02, and (C) shall substantially concurrently with such termination pay the Company Termination Fee pursuant to Section 8.02(b)(ii) and Section 8.02(d); or

(iii) if (A) the Merger shall not have been consummated on or before the date required by Section 1.02, (B) all of the conditions set forth in Section 7.01 (other than the conditions set forth in Sections 7.01(c) or 7.01(d) which have not been satisfied due to any Action of a PRC Governmental Entity or the impact of any Law or Order enacted or issued by a PRC Governmental Entity) and Section 7.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing, but each of which at such time is capable of being satisfied), (C) the Company has irrevocably confirmed in a written notice to Parent that (1) all conditions set forth in Section 7.01 (other than the conditions set forth in Sections 7.01(c) or 7.01(d) which have not been satisfied due to any Action of a PRC Governmental Entity or the impact of any Law or Order enacted or issued by a PRC Governmental Entity) and Section 7.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing, but each of which at such time is capable of being satisfied) and (2) the Company stands ready, willing and able to consummate the Merger, and (D) Parent and Merger Sub fail to consummate the Merger within five Business Days of such written notice; or

(d) by Parent:

(i) if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is not cured or reasonably capable of being cured by the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition set forth Section 7.03(a) or Section 7.03(b) would not be satisfied; or

(ii) if, prior to obtaining the Company Stockholder Approval, (A) an Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement, (C) the Company shall, within ten Business Days of a tender or exchange offer relating to the Shares having been commenced, fail to publicly recommend against such tender or exchange offer, (D) after the date of this Agreement an Takeover Proposal is publicly announced or publicly disclosed and the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days after receipt of a written request from Parent to do so, or (E) there is a Willful Breach of Section 5.02 by the Company (including pursuant to Section 5.02(i)).

The Party seeking to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give written notice of such termination to the other Party, which notice shall specify the subsections of this Section 8.01 pursuant to which such termination is being sought.

Section 8.02 Effects of Termination; Termination Fees.

(a) In the event of termination of this Agreement as provided in Section 8.01, this Agreement will forthwith become void and have no effect, without any Liability on the part of any Party, except that (i) the provisions of the last sentence of Section 6.02, Section 6.14, this Section 8.02 and Article IX will survive any such termination, and (ii) subject to Section 8.02(f), no such termination shall relieve Parent, Merger Sub or the Company from liability for fraud or a Willful Breach by such Party prior to such termination, provided, however, that notwithstanding anything to the contrary set forth herein, in no event shall any Specified Person be liable to the Company or any of its Affiliates for any damages relating to or arising out of this Agreement, the Equity Commitment Letter, the Escrow Agreement, the Financing or any of the other transactions contemplated hereby, whether for fraud, Willful Breach or otherwise, for an aggregate amount in excess of any amount then held in the Escrow Account.

(b) The Company will pay to Parent a fee of $34,180,000 (the “Company Termination Fee”) if this Agreement is terminated:

(i) pursuant to Section 8.01(d)(ii); provided that if this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) (solely in the event that such termination occurs prior to the receipt of the Company Stockholder Approval) or Section 8.01(b)(iii) at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(d)(ii), this Agreement will be deemed terminated pursuant to Section 8.01(d)(ii) for purposes of this Section 8.02(b)(i);

(ii) pursuant to Section 8.01(c)(ii); or

(iii) pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(d)(i) and (A) prior to the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(i)), a Takeover Proposal or intention to make a Takeover

Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or, in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(i), otherwise communicated to the Company Board, and (B) within 12 months of such termination, the Company enters into a definitive Contract to consummate any Takeover Proposal or any Takeover Proposal is consummated, which Takeover Proposal need not be the same Takeover Proposal that was made, disclosed or communicated prior to the date of the Company Stockholders Meeting or the termination of this Agreement as the case may be. For the purposes of this Section 8.02(b)(iii) only, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 9.03 except that all references to “15%” therein will be deemed to be references to “50%”.

(c) Parent will pay to the Company a fee of $58,750,000 (the “Parent Termination Fee”) if this Agreement is terminated pursuant to Section 8.01(c)(i)(B) or Section 8.01(c)(iii).

(d) Any Company Termination Fee or Parent Termination Fee due under Section 8.02(b) or Section 8.02(c) will be paid by wire transfer of same-day funds to the account or accounts designated by the Party to whom payment is to be made (i) in the case of Section 8.02(b)(i) or Section 8.02(c), by the second Business Day immediately following the date of termination of this Agreement; provided that any payment of the Parent Termination Fee pursuant to Section 8.02(c) may be paid directly by Parent or out of the Escrow Account; provided, further, that that if Parent has paid or caused to be paid to the Company the Parent Termination Fee directly, the funds in the Escrow Account will be simultaneously released and returned to Parent or its designee or designees, (ii) in the case of Section 8.02(b)(ii), on the Business Day on which this Agreement is terminated, and (iii) in the case of Section 8.02(b)(iii), on the date of the first to occur of the events referred to in Section 8.02(b)(iii)(B).

(e) Parent and the Company acknowledge and agree that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not have entered into this Agreement. In no event will a Party be obligated to pay more than one Company Termination Fee or Parent Termination Fee, as the case may be pursuant to this Section 8.02.

(f) Notwithstanding anything to the contrary in this Agreement, if Parent fails to effect the Closing when required by Section 1.02 for any or no reason or otherwise breaches this Agreement or fails to perform its obligations hereunder (whether willfully, intentionally, unintentionally or otherwise), then (i) (A) an Order of specific performance or other equitable relief if and to the extent permitted by Section 9.11, (B) the termination of this Agreement pursuant to Section 8.01(c)(i)(B) or Section 8.01(c)(iii) and receipt of payment of the Parent Termination Fee pursuant to Section 8.02(c) and (C) the commencement of an Action against Parent alleging a breach of this Agreement by Parent or Merger Sub as a result of which this Agreement was or could have been terminated pursuant to Section 8.01(c)(i)(A) as described in and otherwise in accordance with Section 6.14(e), shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Affiliates against any of Parent, Merger Sub, the Equity Investor and any of their respective former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives, or any of their respective successors or assigns or any of the former, current or future direct or indirect equityholders, controlling persons, stockholders, members, managers, general or limited partners or Affiliates or any of the Representative, successors or assignees of any of the foregoing (each a “Specified Person” and together, the “Specified Persons”) for any breach, cost, expense, loss or damage suffered as a result thereof, and (ii) except as provided in the immediately foregoing clause (i) and except for the obligations of Canyon Bridge Capital Partners, Inc. under the Confidentiality Agreement, none of the Specified Persons will have any Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Equity Commitment Letter, the Escrow Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Without limiting the right of the Parties to seek specific performance or other equitable relief if and to the extent permitted by Section 9.11, the Company acknowledges and agrees that neither the Equity Investor (and its successors and assigns) nor any other Person shall have any Liability to the Company or any of its Affiliates if the Equity Investor breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Equity Commitment Letter, other than the obligations of Parent pursuant to Section 8.02(c). Without limiting clause (ii) above and the immediately preceding sentence, upon payment of the Parent Termination Fee pursuant to Section 8.02(c), none of the Specified Parties shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Equity Commitment Letter, the Escrow Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Specified Parties shall have any further Liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby.

Section 8.03 Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there will be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the Parties.

Section 8.04 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement, or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent will require the approval of the shareholders of Parent unless such approval is required by Law and no extension or waiver by the Company will require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. This Section 9.01 will not limit Section 8.02, and shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time or the termination of this Agreement.

Section 9.02 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when hand delivered or sent if delivered in person, (b) on the next Business Day if transmitted by internationally recognized overnight courier (provided, that written proof of delivery is provided), or (c) on the date delivered if sent by email (provided, that confirmation of email receipt is obtained), in each case as follows:

(a)	if to the Company:

Lattice Semiconductor Corporation

111 SW Fifth Avenue Suite 700

Portland, OR 97204

Attention: Byron W. Milstead, Esq.

Email: Byron.Milstead@latticesemi.com

with a copy to (which will not constitute notice to the Company):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Thomas Ivey, Esq.

                  Michael Mies, Esq.

Email: thomas.ivey@skadden.com

            michael.mies@skadden.com

(b)	if to Parent or Merger Sub:

Canyon Bridge Acquisition Company, Inc.

c/o Canyon Bridge Management Corp.

228 Hamilton Avenue, 3rd Floor

Palo Alto, California 94301

Attention: Benjamin Chow, Ph.D.

Email: ben.chow@canyonbridge.com

with a copy to (which will not constitute notice to Parent or Merger Sub):

Jones Day

32nd Floor, China World Office 1

No.1 Jianguomenwai Avenue

Beijing 100004

China

Attention: H. John Kao

Email: hjkao@jonesday.com

and

Jones Day

Silicon Valley Office

1755 Embarcadero Road

Palo Alto, CA 94303

Attention: Daniel R. Mitz

                 Alain A. Dermarkar

Email: drmitz@jonesday.com;

            adermarkar@jonesday.com

Section 9.03 Definitions. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (including any standstill provisions), (b) expressly permits the Company to comply with the provisions of Section 5.02, and (c) does not include any provision (i) calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement or (ii) that has the effect of prohibiting the Company from satisfying any of its obligations under this Agreement.

“Action” means any claim, action, suit, arbitration, investigation, inquiry, grievance, audit, examination or other proceeding by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions in New York, New York or the Department of State of the State of Delaware are authorized or required by Law or executive order to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a CFIUS member agency.

“CFIUS Approval” means (a) Parent and the Company shall have received written notice from CFIUS stating that: (i) CFIUS has concluded that the transactions contemplated by this Agreement are not a “covered transaction” and not subject to review under applicable Law; or (ii) the review or investigation of the transactions contemplated by this Agreement under the DPA have been concluded, and there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement; or (b) CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the transactions contemplated by this Agreement and either (i) the fifteen (15)-day period under the DPA subsequent to the President’s receipt of the CFIUS report during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby has expired without any such action being taken or (ii) the President of the United States has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means (a) each “employee benefit plan” (as defined in Section 3(3) of the ERISA), (b) each other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, salary continuation, retention, change in control, disability, vacation, paid time off, cafeteria, fringe benefit, supplemental termination pay, retiree medical, life insurance, provident fund, death benefit, hospitalization, medical or other plan, arrangement or understanding providing, or designed to provide, compensation or benefits to any current or former director, officer, employee or individual consultant of the Company or any Company Subsidiary, and (c) each employment, consulting, indemnification, severance, retention, change of control or termination agreement or arrangement between the Company or any Company Subsidiary and any current or former director, officer, employee or individual consultant of the Company or any Company Subsidiary, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, or as to which the Company or any Company Subsidiary has or is reasonably likely to have any material Liability, excluding, in each case, any compensation and benefit plans, programs and arrangements maintained by a Governmental Entity.

“Company Employees” means any current employee of the Company or any Company Subsidiary.

“Company Foreign Plan” means any Company Benefit Plan that is maintained outside of the United States or primarily for the benefit of any current or former employee, officer, director or individual independent contractor of the Company or any Company Subsidiary whose primary work location is outside the United States.

“Company Material Adverse Effect” means any circumstance, event, change, development, occurrence, state of facts, condition or effect (each, an “Effect”) that, individually or in combination with any other Effect, (a) is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents or materially impairs the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (a) only, no Effect shall constitute a Company Material Adverse Effect to the extent that such Effect arises out of or results from (i) changes or conditions generally affecting the industries in which the Company and the Company Subsidiaries operate, changes or conditions generally affecting the currencies or currency exchange rates of, or the economy or the financial, credit or securities markets in, the United

States or any other country or region in the world where the Company or any Company Subsidiary does business, including effects on such industries, currencies, economies or markets resulting from any regulatory and political conditions or developments or any changes in interest rates or currency exchange rates, (ii) the outbreak or escalation of war (whether or not declared) or acts of terrorism, sabotage, military action or armed hostilities, or the occurrence of natural or manmade disasters, (iii) changes in Law, GAAP or accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, in each case after the date of this Agreement, (iv) the announcement, execution, performance or pendency of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement (it being understood that this clause (iv) shall not apply with respect to any representation or warranty contained in this Agreement (including for purposes of Section 7.02(a)) to the extent the purpose of such representation or warranty is to address the consequences resulting from the announcement, execution or delivery of this Agreement or the consummation of the Merger or the other transactions contemplated hereby or the compliance with the terms of this Agreement), or (v) any failure, in and of itself, by the Company or any of the Company Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or any changes in the price or trading volume of the Shares (it being understood that this clause (v) shall not prevent a Party from asserting that any underlying causes that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect); provided, further, that any Effect referred to in clause (i), (ii) or (iii) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect to the extent that such Effect has disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Owned IP” means any Intellectual Property that is owned by or purported to be owned, in whole or in part, by the Company or any Company Subsidiary that has not expired, been allowed to lapse or been abandoned as of the date of this Agreement.

“Company Products” means all product offerings, including all Software, of the Company or a Company Subsidiary (a) that have been sold, licensed, distributed or otherwise disposed of, as applicable, within the past three years or (b) that the Company or any Company Subsidiary is otherwise obligated to license, distribute, support or maintain.

“Company Stock Plans” means the Company’s 1996 Stock Incentive Plan (as amended), 2001 Outside Directors’ Stock Option Plan (as amended and restated), 2001 Stock Plan (as amended), Amended 2011 Non-Employee Director Equity Incentive Plan, 2013 Incentive Plan (as amended), the Silicon Image, Inc. 2008 Equity Incentive Plan and the Silicon Image, Inc. 1999 Equity Incentive Plan.

“Contract” means any legally binding agreement, contract, subcontract, settlement agreement, arrangement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking (in each case including all amendments thereto).

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” means any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code, (d) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code and (e) any foreign Law similar to the foregoing clauses (a) through (d).

“Copyrights” means any and all U.S. and foreign copyrights, mask works and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral rights).

“DOJ” means the United States Department of Justice.

“Domain Names” means all Internet domain name registrations.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800.

“Environmental Laws” means applicable Laws governing pollution, natural resources or protection of endangered or threatened species, human health or the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each trade or business (whether or not incorporated) under common control (within the meaning of Section 4001(b) of ERISA) with the Company, or which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles, as applied in the United States

“Governmental Entity” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, committee, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Hazardous Materials” means (a) those substances, materials, contaminants or wastes regulated as “hazardous” or “toxic” under the following U.S. federal laws and their state counterparts: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Clean Air Act, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas and any mixtures thereof, and (d) polychlorinated biphenyls, friable asbestos and radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Antitrust Clearance” means, to the extent required under the HSR Act, the expiration or termination of the applicable waiting periods (and any extension thereof) under the HSR Act.

“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (f) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (h) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person, or (i) all obligations of such Person under installment sale contracts.

“Intellectual Property” means the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names; and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“Intervening Event” means any Effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries occurring or arising after the date of this Agreement (other than and not related to a Takeover Proposal) that was not known (or if known, the material consequences of which were not known or reasonably foreseeable) to the Company Board (assuming, for such purpose, reasonable consultation with the executive officers of the Company) on or prior to the date of this Agreement and that is material to the Company and the Company Subsidiaries, taken as a whole; provided that any fluctuation in the market price or trading volume of the Shares shall, in any case not constitute an Intervening Event (it being understood that the underlying causes of such fluctuations that are not otherwise excluded from the definition of an “Intervening Event” may be taken into account).

“Knowledge” (a) when used in reference to the Company means the actual knowledge of those individuals listed in Section 9.03 of the Company Disclosure Letter and (b) when used in reference to Parent or Merger Sub means the actual knowledge of any executive officer of Parent or Merger Sub, in each case of clauses (a) and (b) assuming reasonable inquiry by such Person of those other employees of such Party who would reasonably be expected to have actual knowledge of the relevant matter based on their current and past duties and responsibilities to such Party or its Subsidiaries

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation or Order of any Governmental Entity having applicable jurisdiction or other similar binding requirement of a Governmental Entity having applicable jurisdiction.

“Liabilities” means any and all Indebtedness, liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on- or off-balance sheet, whether or not required to be recorded or reflected on a balance sheet under GAAP, and whether arising in the past, present or future, and including those arising under any Contract, Action or Order.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), but excluding covenants not to assert under, licenses of or other grants of rights to exploit Intellectual Property.

“Made Available” means, with respect to any documents, lists or other materials relating to the Company or the Company Subsidiaries, that such documents, lists or other materials were (a) posted at least two days prior to the date of this Agreement in the electronic data room established by the Company in connection with the transactions contemplated by this Agreement or (b) available on the SEC’s Electronic Data Analysis and Retrieval System at least two days prior to the date of this Agreement.

“Most Recent Balance Sheet” means the consolidated balance sheet of the Company as of July 2, 2016 set forth in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC for the quarterly period ended July 2, 2016.

“Multiemployer Plan” means a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

“Open Source Materials” means any Software or other material that is distributed as “free software,” “open source software” or pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org).

“Order” means any decree, decision, injunction, judgment, order, ruling or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity.

“Parent Material Adverse Effect” means any Effect that, individually or in combination with any other Effect, prevents or materially impairs the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement.

“Patents” means domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business, or (c) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement or securing Liabilities reflected on such balance sheet.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“PRC Governmental Entity” means a Governmental Entity of the People’s Republic of China.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means computer software, computer programs, data and databases in any form, together with all related documentation.

“Source Code” means, collectively, any human-readable Software source code, or any material portion or aspect of the Software source code, or any material proprietary information or algorithm contained, embedded or implemented in, in any manner, any Software source code, in each case in any Company Product.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any Person, a corporation, limited liability company, partnership, joint venture or other organization of which (a) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries, or (c) at least 50% of the equity interests are controlled by such Person.

“Superior Proposal” means any written bona fide Takeover Proposal made by any Person that (a) if consummated, would result in such Person owning, directly or indirectly, all of the Company Capital Stock or all or substantially all of the consolidated assets of the Company and (b) the Board has determined in good faith, after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal as the Company Board deems appropriate in the exercise of its fiduciary duties, (i) is reasonably capable of being consummated and (ii) is on terms that are more favorable to the stockholders of the Company from a financial point of view to the transactions contemplated by this Agreement (including the terms of any proposal by Parent in accordance with Section 5.02(g) to modify the terms of the transactions contemplated by this Agreement).

“Takeover Proposal” means any inquiry, proposal, offer or indication of interest (whether or not in writing) by any Person or group for or relating to (in one transaction or a series of related transactions) any of the following: (a) the direct or indirect acquisition (whether by purchase, transfer, license, lease or otherwise) by any Person or group of (i) assets (including equity interests of any Company Subsidiary) or businesses that constitute or generate 15% or more of the consolidated total assets, revenues or net income of the Company or (ii) 15% or more of any class of Company Capital Stock; (b) any tender or exchange offer that if consummated would result in any Person beneficially owning, directly or indirectly, 15% or more of any class of Company Capital Stock; (c) a merger, consolidation, exclusive license, business combination, joint venture, partnership, share exchange or other transaction involving the Company pursuant to which any Person or its direct or indirect equity holders would beneficially own, directly or indirectly, 15% or more of any class of outstanding Company Capital Stock or the surviving entity resulting, directly or indirectly, from any such transaction or series of related transactions; or (d) a recapitalization, liquidation, dissolution or any other similar transaction or series of related transactions involving the Company or any Company Subsidiary, other than a wholly owned Company Subsidiary.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Trade Secrets” means know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable).

“Trademarks” means trademarks, service marks, trade names, service names, industrial designs, brand names, brand marks, trade dress rights, symbols, logos, emblems, signs, insignia and other markers indicating the source of goods or services, and other indicia of commercial source or origin, whether registered or unregistered, and all goodwill associated with the foregoing.

“Willful Breach” means an action (or a failure to take action) or omission where the breaching Party knows such action (or a failure to take such action) or omission is, or would reasonably be expected to result in, a breach of the representations, warranties, agreements or covenants of such breaching Party set forth in this Agreement.

Section 9.04 Terms Defined Elsewhere. In addition to the terms defined in Section 9.03, the following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Alternative Acquisition Agreement Arbitration Action	Section 5.02(g)(i) Section 9.09(c)
Bankruptcy and Equity Exception	Section 3.04(a)
Book-Entry Shares	Section 2.01(b)
Certificates	Section 2.01(b)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recital B
Company Board Recommendation	Section 3.04(b)
Company Bylaws	Section 3.01(b)
Company Capital Stock	Section 3.03(a)
Company Charter	Section 3.01(b)
Company Disclosure Letter	Article III
Company Financial Advisor	Section 3.20
Company Indemnified Party	Section 6.05(a)
Company Permits	Section 3.12(a)
Company Preferred Stock	Section 3.03(a)
Company Registered IP	Section 3.17(a)
Company RSU	Section 2.04(d)
Company SEC Documents	Section 3.06(a)
Company Stock Option	Section 2.04(a)
Company Stockholder Approval	Section 3.04(a)
Company Stockholders Meeting	Section 3.04(b)
Company Subsidiaries	Section 3.02(a)
Company Termination Fee	Section 8.02(b)
Company Voting Debt	Section 3.03(e)
Confidentiality Agreement	Section 6.02
Continuing Employee	Section 6.13(a)
DGCL	Recital A
Dissenting Shares	Section 2.03
Draft Financial Statements	Section 3.06(b)
Effective Time	Section 1.03
Equity Commitment Letter	Recital F
Equity Investor	Recital F

Term	Section
Escrow Account	Section 6.14
Escrow Agent	Section 6.14
Escrow Agreement	Recital G
Escrow Deposit	Section 6.14
ESPP	Section 2.05
Excluded Shares	Section 2.01(a)
Financing	Section 4.11(a)
In-the-Money Company Stock Option	Section 2.04(a)
Material Contract	Section 3.15(b)
Material Customer	Section 3.19(a)
Material Lease	Section 3.16(b)
Material Supplier	Section 3.19(b)
Maximum Amount	Section 6.05(b)
Merger	Recital A
Merger Consideration	Section 2.01(b)
Merger Sub	Preamble
NASDAQ	Section 3.05(a)
Notice Period	Section 5.02(g)(i)
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 3.16(a)
Parent	Preamble
Parent Termination Fee	Section 8.02(c)
Parties	Preamble
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Permits	Section 3.12(a)
Post-Closing Plans	Section 6.13(b)
Proxy Statement	Section 6.01(a)
Regulatory Filings	Section 6.04(b)
Representatives	Section 5.02(a)
Shares	Section 2.01(a)
SIAC Rules	Section 9.09(b)
Specified Person	Section 8.02(f)
SSOs	Section 3.17(i)
Surviving Corporation	Section 1.01
Unvested RSU	Section 2.04(d)
Vested Company Options	Section 2.04(a)
Vested RSU	Section 2.04(d)

Section 9.05 General Interpretation. The Parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In this Agreement, except to the extent otherwise provided or that the context otherwise requires: (a) when a reference is made in this Agreement to an Exhibit, Article,

Section or Schedule, such reference is to an Exhibit, Article or Section of, or a Schedule to, this Agreement; (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement; (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;” (d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section; (f) references to any Contract are to such Contract as amended, modified, supplemented or replaced from time to time; (g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; (h) references to a Person are also to its successors and permitted assigns; (i) the use of “or” is not intended to be exclusive; (j) references to monetary amounts are to the lawful currency of the United States; and (k) words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 9.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.06 with respect thereto. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.07 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile, or “.pdf” transmission), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically or otherwise) to the other Parties.

Section 9.08 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Escrow Agreement, the documents and agreements contemplated hereby and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Merger and the transactions contemplated hereby and (b) is not intended to confer upon any Person other than the parties any rights, benefits, remedies, obligations or liabilities, except (i) from and after the Effective Time, the rights of the former holders of Shares to receive the Merger Consideration and the holders of Company Stock Options and Company RSUs to receive such other payments, in each case as provided and to the extent set forth in Article II, (ii) as provided in Section 6.05 (which is intended for the benefit of the Company Indemnified Parties) and (iii) as provided in Section 8.02(f) (which is intended for the benefit of the Equity Investor and the other Specified Persons). In addition and notwithstanding anything herein to the contrary, the Equity Investor and the other Specified Persons are intended third party beneficiaries under this Section 9.08 and Section 9.12.

Section 9.09 Governing Law; Consent to Jurisdiction; Dispute Resolution.

(a) This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of Law (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Except with respect to an Arbitration Action, each of the Parties hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if such federal court declines to accept jurisdiction, any state court within the State of Delaware that has jurisdiction) in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, including the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement, including the Merger, in any court other than such court, (iv) agrees that each of the other Parties will have the right to bring any Action for enforcement of a judgment entered by such court and (v) expressly and irrevocably waives (and agrees not to plead or claim) any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger, in such court or that any such Action brought in such court has been brought in an inconvenient forum. Each Party agrees that a final judgment in any Action will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding Section 9.09(b), any Action (i) taken pursuant to Section 9.11 seeking an Order of specific performance or other equitable relief of Parent’s obligations hereunder or (ii) taken by the Company against Parent or Merger Sub pursuant to Section 8.02 seeking damages for fraud or Willful Breach (any such Action referred to in subclauses (i) and (ii), an “Arbitration Action”), shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Singapore. The Tribunal shall consist of 3 arbitrators. The language of the arbitration shall be English. The Parties agree that any arbitration commenced pursuant to this clause shall be conducted in accordance with the Expedited Procedure set out in Rule 5.2 of the SIAC Rules. Each of the Parties hereby expressly and irrevocably agrees that a final ruling in such arbitral Action will be conclusive and may be enforced in any jurisdiction by suit or in any other manner provided by Law.

(d) Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that Arbitration Actions will only be resolved in accordance with Section 9.09(c), and any other Action or dispute arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger, will only be resolved in accordance with Section 9.09(b).

Section 9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties and any purported assignment without such consent will be void. Subject to the preceding sentences this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.11 Specific Performance.

(a) The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to ARTICLE VIII, the Parties will, subject to Section 9.11(b), be entitled to an Order to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to the granting of an Order of specific performance or other equitable relief of Parent’s obligation to take the actions it is entitled to take to cause the full funding of the Financing under the Equity Commitment Letter and to consummate the Merger if and only in the event each of the following conditions has been satisfied: (i) all of the conditions in Section 7.01 (other than the conditions set forth in Sections 7.01(c) or 7.01(d) which have not been satisfied due to any Action of a PRC Governmental Entity or the impact of any Law or Order enacted or issued by a PRC Governmental Entity, and to the extent a non-worldwide closing is possible) and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which at such time is capable of being satisfied) have been satisfied or waived; (ii) Parent and Merger Sub fail to consummate the Closing when required pursuant to Section 1.02; and (iii) the Company has irrevocably confirmed in a written notice to Parent that it is ready, willing and able to consummate the Closing and that if an Order of specific performance or other equitable relief is granted and the Financing is consummated, the Closing will occur. For the avoidance of doubt, while the Company may pursue both a grant of an Order of specific performance or other equitable relief as and only to the extent expressly permitted by this Section 9.11(b) and to consummate the Merger and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 8.02(c)), under no circumstances shall the Company be permitted or entitled to receive both (i) such grant of an Order of specific performance or other equitable relief to cause the funding of the Financing and to consummate the Merger and (ii) payment of the Parent Termination Fee.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THE TRANSACTION AGREEMENTS OR ANY OF THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, all as of the date first written above.

LATTICE SEMICONDUCTOR CORPORATION

By:	/s/ Darin G. Billerbeck
Name: Darin G. Billerbeck
Title: President & CEO

CANYON BRIDGE ACQUISITION COMPANY, INC.

By:	/s/ Benjamin Bin Chow
Name: Benjamin Bin Chow
Title: President

CANYON BRIDGE MERGER SUB, INC.

By:	/s/ Benjamin Bin Chow
Name: Benjamin Bin Chow
Title: President

Exhibit A

Form of Certificate of Incorporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LATTICE SEMICONDUCTOR CORPORATION

FIRST. The name of the corporation (the “Corporation”) is Lattice Semiconductor Corporation.

SECOND. The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is 1,000. All such shares are to be Common Stock, par value of $0.01 per share, and are to be of one class.

FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this article. Any amendment, modification or repeal of the foregoing sentences of this article shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

NINTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of State of Delaware at the time in force may be added or inserted in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.